UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10/A-2

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 BURST.COM, INC.
                   (FORMERLY INSTANT VIDEO TECHNOLOGIES, INC.)
                ------------------------------------------------
                (Name of Registrant as Specified in its Charter)


                                    Delaware
         --------------------------------------------------------------
         (State or Other Jurisdiction of Incorporation or Organization)


                                   84-1141967
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)


                          500 Sansome Street, Suite 503
                         San Francisco, California 94111
          ------------------------------------------------------------
          (Address of Principal Executive Offices, including Zip Code)


                                 (415) 391-4455
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                       Name of each exchange on which
       To be registered                        each class is to be registered
       ----------------                        ------------------------------


                         $0.00001 par value Common Stock
                         -------------------------------
                                (Title of class)


                         -------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

ITEM 1.  BUSINESS..............................................................3
         SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS...................3
         OUR COMPANY...........................................................3
         INDUSTRY BACKGROUND...................................................4
         MARKET OPPORTUNITY....................................................4
         OUR SOLUTION..........................................................5
         OUR BUSINESS..........................................................7
ITEM 2.  FINANCIAL INFORMATION................................................17
         SELECTED FINANCIAL DATA..............................................17
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS............................................18
ITEM 3.  PROPERTIES...........................................................22
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......22
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.....................................24
ITEM 6.  EXECUTIVE COMPENSATION AND OTHER MATTERS.............................28
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................30
ITEM 8.  LEGAL PROCEEDINGS....................................................33
ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.............33
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..............................34
ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..............37
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS............................37
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..........................37
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
         AND FINANCIAL DISCLOSURE.............................................37
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS....................................39
SIGNATURES....................................................................42

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
ITEM 1. BUSINESS

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this registration statement includes forward-looking statements within the meaning of applicable securities laws that involve substantial risks and uncertainties including, but not limited to, market acceptance of our products and new technologies, the sufficiency of financial resources available to us, economic, competitive, governmental and technological factors affecting our operations, markets, services, and prices, and other factors described in this registration statement. Our actual results could differ materially from those suggested or implied by any forward-looking statements as a result of such risks.

All trademarks and trade names appearing in this document are the property of their respective holders.

                                   OUR COMPANY

We are an independent provider of client/server network software for the delivery of video and audio information over networks. Our principal executive offices are located in San Francisco, California, and we have seven additional sales offices in several domestic metropolitan areas. Our software manages the delivery of video and audio content over a variety of networks, optimizing network efficiency and quality of service. Our Burstware(R) suite of software products enables companies to transmit video and audio files at Faster-Than-Real-Time(TM) speed, which is accomplished by utilizing available broadband capacity to send more video or audio data to users than the players are demanding. This data is stored on a user's machine for playing on demand, thus isolating the user from noise and other network interference. The result is high quality, full-motion video and CD-quality audio to the end-user. Burstware(R) utilizes several components of our international patent portfolio, including the Faster-Than-Real-Time(TM) delivery method.

We began as a research and development partnership in 1988; with initial activities focused upon technical investigations, patent development and research pertaining to the viability of transmitting and receiving video and audio programming in faster-than-real-time over a variety of networks.

In 1990, we incorporated, changed our name to Explore Technology, and secured $2.0 million in funding in order to develop prototype hardware and software for demonstrating faster-than-real-time transmission and reception of audio and video programming; we described this type of communication as "burst". We hired an engineering firm in Palo Alto, California to construct a pair of "burst" video/audio transceivers. At the time this work was undertaken, networks capable of providing "burst speeds" at practical prices were not available.

During the second quarter of 1992, we were acquired by Catalina Capital Corporation, a small public company organized as a Delaware corporation on April 27, 1990. As a result of this transaction, our original shareholders received 85% of the outstanding shares of Catalina Capital Corporation, which was renamed Instant Video Technologies, Inc. Our stock trades on the NASDAQ OTC Bulletin Board under the symbol "IVDO".

In the first half of 1995, we began development of a software product that would incorporate our patented intellectual property for faster-than-real-time burst transmissions of multimedia content over computer networks. At that time, we contracted with a consulting firm to develop this software product. A prototype was created to run on a variety of networks. In 1996, we entered into agreements with three customers for use of the software in their products and services. We continued our product development through 1997 by contracting with a third-party consulting firm.

In September 1997, our co-founder, Richard Lang, returned as Chairman, CEO and President. As a result, in the last quarter of 1997 we restructured our management team, obtained funding to continue operations, refocused our product development, and brought technology development in-house.

At the end of the third quarter of 1997, we suspended sales of our prototype software to customers in order to concentrate our efforts on developing a new suite of Burstware(R) software products to position us for future growth. Resources were directed at product development to facilitate our new strategy and resulted in no software license sales in 1998.

In 1998, we focused on developing a commercially marketable suite of software products; raising the capital necessary to meet operating requirements, and building our management team. We released a test version of the Burstware(R) suite of software products on schedule in March 1998 and began testing with selected companies in April 1998. New versions of the test software were released in June and November 1998.

We released our first product, Burstware(R) Version 1.1, to the public in February 1999 and in November 1999, we released Burstware(R) Version 1.2, which contained the Burst-Enabled(TM)Windows Media Player. In 1999, we recruited key sales, marketing and development contributors and signed six reseller agreements. Customer evaluations were undertaken during the second half of 1999 and initial sales commenced in February 2000.

In January 2000, we changed our name from "Instant Video Technologies, Inc." to "Burst.com, Inc."

                               INDUSTRY BACKGROUND

In recent years, several related technologies have converged to enable the distribution of video and audio content over electronic communications networks. As network bandwidth, data storage, processing power, and compression technologies have become increasingly available at affordable prices, the demand for high quality video and audio over the Internet and intranet and extranet networks has expanded rapidly. According to Paul Kagan Associates, a market research firm, the number of households with high-speed access is estimated to be 1.9 million with service revenue of $574 million; by 2002, these numbers are expected to reach 12 million and $3.6 billion, respectively. The result of such developments has been the transition of the Internet from a static, text-oriented network to an interactive environment filled with graphical and audio-visual content.

Distributing audio-visual content over the Internet, or within an intranet, offers certain advantages and capabilities not generally available through traditional media, including targeted, geographically dispersed and interactive viewership at relatively low cost. As businesses have begun to recognize the cost, inconvenience and inefficiency of business communication tools such as audio and video conferencing, online communications between business-to-business, business-to-consumer and business-to-employee have become commonplace. Frost & Sullivan, a leading market research firm, reports that video server market revenue for 1999 is expected to reach $722.7 million, growing to $2.1 billion by 2002.

In order to capitalize on this explosion in Web-based content and the large and growing number of Web-based communication channels in both the business-to-business and consumer markets, a number of companies have developed first generation software solutions intended to deliver such content to the end user. These first generation solutions have commonly been referred to as real-time streaming solutions that allow for the transmission and remote playback of continuous "streams" of media content, including live video and audio broadcasts. These technologies were designed to deliver audio and video content over widely used 28.8 kbps narrow bandwidth modems and, to a limited extent, are capable of utilizing higher speed access provided by digital subscriber lines, cable modems and other broadband emerging technologies.

                               MARKET OPPORTUNITY

Although current streaming technology represents a significant advancement over earlier technologies, it remains unable to provide the client with reliable, uninterrupted, full-motion, studio-quality video, particularly video-on-demand, or VOD, and CD-quality audio. That is, first generation solutions rely upon a network design in which various client computers are connected to centralized server computers. Typically, one server is intended to service a multitude of clients. During a typical session, a server must deliver data in frequent and regular intervals, or just-in-time, for the length of any real-time play of content. This is a remote play design. For example, a 30-minute video requires that constant communication between servers and clients be maintained for 30 minutes of real-time viewing. Moreover, in all cases involving real-time streaming, as the number of end users expands, the number of server connections must also increase at a ratio of 1 to 1. Real-time streaming through such a network cannot scale efficiently and, given the infrastructure requirements, remains costly.

As real-time streaming expands rapidly online with growing demand for audio-visual content, client-centric delivery becomes increasingly susceptible to congestion and disruption within the established client-server universe. As a result, a client's multimedia experience typically is interrupted or degraded. Additionally, the number of real-time connections that can be maintained simultaneously by the server is limited by processing power as well as bandwidth availability. This, along with the fact that a server tends to devote disproportionate resources to the client with the most available bandwidth, also reduces the quality as well as the availability of the video and audio content to most users on the network.

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                      Real-Time Streaming Delivery Solution

                                    [GRAPHIC]

                       Network disruptions cause the video
                          to jitter and sometimes stop

As a result of these limitations, and including the fact that most streaming technology involves proprietary encoding schemes and limited platform acceptance, widespread dissemination of high-quality streaming content has yet to occur within either the business-to-business or business-to-consumer market. Escalating demand within these markets as well as the need for quality enhancement of content delivery have created a need for a software solution capable of eliminating network disruptions and utilizing client bandwidth efficiently.

                                  OUR SOLUTION

With our patented Burstware(R) technology, we provide a server-based intelligent network management system delivering "Faster-Than-Real-Time"(TM) content across a variety of networks. Our software is designed to work equally well with content created using any data compression/decompression (CODEC) methodology.
The Java-script Burstware(R) solution ensures a consistent, high-quality experience over multiple platforms through optimization of network resources and superior isolation of clients from network disturbances.

                          Burstware(R) Delivery System

                                    [GRAPHIC]

     Burstware(R) protects the viewing experience from network disruptions, ensuring TV-quality viewing experience

In a Burst-Enabled(TM) network, the server delivers "bursts" of content of various sizes and frequencies, as required, into a client-side buffer at a Faster-Than-Real-Time(TM) rate of consumption. On the client side, the local buffer of stored, or cached, data acts as a

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reserve providing continuous play in the event that data flow across the network is disrupted. Once the network recovers, the local buffer is rapidly "topped off" at a Faster-Than-Real-Time(TM) rate. Upon delivery completion, the server disengages from the client and is free to address other clients awaiting content delivery, with service prioritized based on the client's buffer level, rate of consumption, available bandwidth and other variables.

                     Real-Time Streaming's Use of Bandwidth

                                    [GRAPHIC]

                          Burstware's Use of Bandwidth

                                    [GRAPHIC]

            Burstware(R)supports more users with less infrastructure

On a typical network, demand for media content rises and falls. Real-time streaming's architecture must allocate network bandwidth for the peak demand, wasting bandwidth as demand falls.

Bursting averages out peaks and troughs using an intelligent buffer management system.

Buffers   are   replenished   in   anticipation   of   client   needs  at  rates
Faster-Than-Real-Time(TM). This intelligent network management reduces demand for bandwidth at peak times.

With the same amount of allocated bandwidth, Burstware(R) supports more users with less infrastructure.

With a need-based delivery model and the ability to service the same number of clients using fewer network resources, Burstware(R) technology also offers quantifiable savings over a wide variety of end user environments. Simulations have shown that Burstware's(R) intelligent network management system can provide significant improvement in network efficiency, or throughput, when compared to real-time streaming.

During all phases of content delivery, Burstware's(R) network-based architecture allows for continuous monitoring of consumption rates, multiple end user needs, and changes in network conditions. Using connection acceptance criteria, Burstware(R) can determine which network legs or servers are overburdened and then shift the load accordingly. In addition, through synchronizing content delivery across backup servers, the Burstware(R) system creates a reliable failover for uninterrupted service in the event of component or network failure, thereby eliminating the need for the client to request that the server resend the entire file.

Developed with the flexibility of open standards, the Burstware(R) network management elements are focused exclusively on content delivery without regard to proprietary CODEC or rendering technologies, leaving application developers free to use whichever CODEC is required of their application. Burstware(R) architecture currently supports numerous encoding schemes, including MPEG1, MPEG2, MP3, ASF, AVI and QuickTime, with the ability to adapt quickly to new technologies as they are brought to market. Moreover, the Burstware(R) solution is platform and player neutral. Burstware(R) operates on Microsoft Windows NT, Solaris and Linux platforms as well as a Burst-Enabled(R) Windows Media Player and a Java-based player (JMF).

The  intelligent   Burstware(R)  network  resource  management  features  enable multiple end user applications as well. With the capacity to deliver data in a clear, efficient and cost-effective manner, the Burstware(R) solution creates a high-quality audio-visual experience for the end-user and enables powerful
business-to-business,                  business-to-customer                  and
business-to-employeecommunication. Burstware(R)also gives producers, aggregators and developers the ability to reach new markets with virtually unlimited access to vast libraries of content. With these applications, Burstware's(R) network delivery mechanism is ideally-suited for numerous industries including news, entertainment, retail and advertising as well as local, state and federal governments and agencies.

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
                                  OUR BUSINESS

STRATEGY

We intend to be the leader in providing network software solutions, intellectual property, and services for the delivery of multimedia content over high-speed networks. To achieve these objectives, our strategy includes the following key factors:

Leverage First-Mover Advantage to Expand Business Model

We believe that we have significant first-mover and time-to-market advantages that will allow us to expand our product and service offerings in areas such as hosting and applications development. We intend to partner with Internet bandwidth providers such as Exodus and GTE to offer a high-quality, cost-efficient hosting service across the large, peripheral infrastructure currently being created through streaming media technology companies and global alliances between Internet caching services including Akami, Sandpiper, RealNetworks, Inktomi, Digital Island and iBeam.

Enhance Technology Platform

We continue to focus on developing new intellectual property and patents for the delivery of multimedia content over networks. We expect to release the next major version of Burstware(R), with significant feature enhancements that enable our hosting effort. These features include support for the Apple QuickTime Player for Windows, improved firewall support, enhancements for low bit rate content, including extensible authentication. Shortly thereafter, we anticipate release of Burstware(R) extensions supporting live events. This will permit delivery of live events to Windows Media Player and other industry-standard players with pausing and "rewinding" functionality. We will also focus on expanding our CODEC-, platform- and player-neutrality applications, including new, non-PC platforms as well as support for additional CODECs, network appliances and set-top boxes. Development has begun on additional Burstware(R) versions to offer new and improved functions and features. We will also focus on continuing our CODEC, Platform and Player-neutrality including new, non-PC platforms, additional CODECs, network appliances and set-top boxes.

Build Brand Aggressively

We intend to establish the Burstware(R) brand as the leading enabler of reliable, high-quality audio-visual content delivery. We believe that building brand awareness of our product suite is critical to attracting new customers as well as retaining our current installed base. We will endeavor to increase our brand recognition through a variety of marketing and promotional techniques, including advertising, tradeshows, direct mail, and relationships with professional associations. Our branding campaign will target the following market segments across both business-to-business and business-to-consumer applications: broadcasting and media, corporate, retail and education.

Strengthen Existing and Establish New Strategic Relationships

In 1998, we became a member of the IP Multicast Initiative Group to fortify our strategic and licensing relationships in sales, marketing, promotion, and technology. We are currently pursuing discussions or have negotiations in process with value-added resellers, original equipment manufacturers, and other technology companies including Internet broadband providers and caching service companies. To date, we have entered into reseller agreements with RMSI, Clover Corporation, (a subsidiary of Ameritech/SBC), iStream TV and Datanext Ltd. We intend to leverage further these relationships as our technology and end-user applications evolve in the near future.

Create Hosting Service

We have created a hosting service that enables our customers to store their audio-video content on our Burstware(R) servers for delivery to their employees, customers or other end-users over broadband networks. Because Burstware(R) has been demonstrated to do a

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superior job of  delivering  data across the  Internet,  our strategy will be to host content for broadband distribution to homes with high-speed, broadband access. According to Paul Kagan Associates, there are currently, 1.9 million homes with high-speed access; in 2000 that number is expected to rise to 4.3 million homes and increase to over 30 million homes in the next 8 years.

Burstware(R) Product Family

Our suite of Burstware(R) software is summarized below:

Burstware Component                Features

Conductor:

The Conductor manages the          *    Central management service
distribution of player             *    Monitors all servers
requests over multiple             *    Centralized point of control
servers, providing                      for video and audio on network
scalability, load                  *    Scalable deployment of servers
balancing, and reliable            *    Add and Remove servers as needed
failover                           *    Asynchronous
                                   *    No performance bottlenecks
                                   *    Reliable failover mechanism
                                   *    Load balancing
                                   *    Replicated conductors
                                   *    Audit trail logging

Server:                            *    Patented buffer management system
                                   *    Provides significant network
The server "bursts" media               efficiencies and enhanced viewer
files to player memory or          *    Faster-Than-Real-Time(TM)delivery
experience disk buffers            *    Provides isolation from network
in Faster-Than-Real-Time(TM),           problems
tracking buffer levels             *    Traffic shaping
and allocating bandwidth           *    Limits bandwidth usage to the
accordingly.                            allocated bandwidth
                                   *    Controls impact of video and
                                        audio on the network
                                   *    Utilizes optimized connection
                                        acceptance criteria for guaranteed
                                        quality-of-service
                                   *    CODEC-neutral
                                   *    Replicated server for load
                                        balancing and reliable failover
                                   *    Extensive logging of client
                                        session statistics

Player:                            Burst-Enabled(TM) Windows Media Player

Plays data out of the              *    Burstware(R)Server delivers
local buffer to the end                 content to Windows Media Player
user, shielding the end            *    Provides both disk-based and
user from network
disruptions.

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
                                        RAM-based caching
                                   *    Supports player scripting and
                                        high interactivity
                                   *    Existing Windows Media Player
                                        applications can easily be
                                        burst-enabled
                                   *    Works in a browser or in a
                                        standalone application
                                   *    VCR-like functionality and controls
                                   *    CODECS supported include: MPEG-1,
                                        MPEG-2, MP3, Windows Media Audio,
                                        and Apple Quicktime ASF

                                   Burstware(R)  Java Based (JMF) Player

                                   *    Player scripting
                                   *    Works in a browser or in a
                                        standalone application
                                   *    VCR-like functionality and controls
                                   *    Supports many industry standard CODECs

Architecture

Burstware(R) employs a multi-tier, distributed architecture to provide a fully scalable and fault-tolerant platform for high-quality multimedia delivery and management. The architecture is designed to take advantage of the benefits, and minimize the shortcomings, of using an unreliable, heterogeneous, IP-based network--such as the Internet--for reliable multimedia delivery to a mass audience.

Component Overview

The central management component of the architecture is the Burstware(R) Conductor, which manages and monitors the Burstware(R) servers and provides the point of contact for burst-enabled client applications, such as the Windows Media Player.

The Burstware(R) Server provides reliable media delivery to clients, and uses flow optimization algorithms to maximize overall bandwidth throughput, while ensuring that each client is allocated sufficient bandwidth for uninterrupted playback of video.

Burst-enabled client applications provide an intelligently managed client-side cache, and co-operate with the conductor and server to provide the playback of video and audio exactly as the file was encoded, with no jitter, dropped frames, or signal degradation.

Media Delivery Procedure

When a burst-enabled client requests a media file, it contacts a conductor with a request for service. The conductor intelligently routes the client to the server that offers the best point of service for the request. The client then establishes a two-way reliable TCP/IP connection to the server, and delivery and playback of the media file begins.

The client continuously provides feedback to the server about how fast the media file is being consumed, the state of the client buffer, and other information. This data from all clients is fed into the server's flow optimization algorithm described above, and the server uses the flow algorithm to schedule delivery of data to clients at the rate that maximizes use of network resources and minimizes the likelihood of buffer starvation. Flow rates are continuously adjusted as network conditions and server loads change.

Advantages

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
Burstware(R)'s multi-tiered architecture offers two key advantages over the traditional two-tier streaming architecture: enterprise-class scalability, and mission-critical fault tolerance.

Scalability

The Burstware(R) system is highly scalable, and can grow from one server to hundreds of servers in a manner that is completely transparent to clients. Since only the conductors are aware of the location and number of servers, new servers can be added and existing ones moved or removed without any updates to client applications. One conductor can support and manage hundreds of servers. The conductor continually monitors server loads and routes incoming client requests to the least loaded eligible server, providing intelligent load balancing that goes far beyond such simple schemes as round-robin routing.

Because client interaction with the conductor is limited to the initial request for service, a single conductor domain can easily scale to support tens of thousands of concurrent client connections. Additionally scalability can be achieved by employing multiple conductor domains, which can be integrated with third-party IP routing solutions.

Fault Tolerance

Burstware(R) achieves complete fault-tolerance, including no single point of failure, by fully replicating all components in the system. The conductor is replicated in kind, and burst-enabled clients can contact either conductor for service. Additionally, each server is automatically configured to provide failover protection for all other servers containing the same media content. Servers and conductors can be added and subtracted at runtime without shutting down other system components.

If a server fails or becomes unavailable for any reason, including the failure of a network link from the client to the server, all clients that have lost contact with the server are automatically routed to other servers. Burstware(R) establishes a new connection to an available server for each client, and the new server picks up multimedia delivery exactly where the failed server left off. Since the client-side buffer provides the ability for clients to disconnect and re-connect without impacting the viewing experience, the viewer is unaware that any failure has occurred.

Technology

The design mission for Burstware(R) technology is to provide the premier platform for the management and delivery of digital video and audio content. Burst.com has recognized the needs of the marketplace for a product that provides quality, reliability, and manageability far beyond what existing streaming solutions can deliver.

Burstware(R)'s design takes advantage of emerging trends in technology such as available client-side storage and network bandwidth to provide a forward-thinking, flexible, and highly effective approach to multimedia delivery and management. Our engineering team has extensive experience in network protocols, distributed multi-tiered architectures, digital video, real-time control systems, and optimization algorithms. As a result, we believe Burstware(R) is well equipped to address the escalating demand for multimedia applications.

Architected for Industry Trends

By taking the caching model all the way to the client, Burstware(R) is the first adopter in a new paradigm for multimedia delivery, and is uniquely positioned to take advantage of the trends toward broadband networks and inexpensive client storage. Designed to optimize expensive resources such as bandwidth and server-side hardware by utilizing freely available client-side storage resources, Burstware(R) provides an advanced network management and optimization platform for audio and video content delivery.

Sophisticated Scheduling of Data Delivery

                                    [GRAPHIC]

Central to the Burstware(R) technology are the scheduling algorithms in the Burstware(R) Server, which schedule bursts of data of varying size and time intervals to each client. The Burstware(R) Scheduler employs proprietary algorithms to guarantee each client quality of service while optimizing the use of bandwidth and other network resources.

The Burstware(R) Server Scheduling Engine consists of a Call Admission Control System, or CAC, a Flow Optimizer and a Flow Engine. The CAC ensures that a new client is accepted onto the network only if its admission will not compromise quality of service to existing clients or to the new client. It is worth noting that a configurable "burst margin" of bandwidth is held in reserve by the CAC for use by the Flow Optimizer as described below. Clients that are rejected by one Burstware(R) Server are transparently routed to another, making the end user unaware that one of the Burstware(R) Servers has reached its maximum utilization.

The Flow Optimizer calculates the amount of data to deliver, or the flow rate, to each client in order to maximize Burstware(R) Server throughput while ensuring that each client receives sufficient data flow for uninterrupted, continuous playback. The burst margin that is held in reserve by the CAC algorithm is available for allocation by the Flow Optimizer, which forces delivery of content in faster-than-real-time even under heavy network load scenarios. Overall, this process exerts upward pressure on client-side buffer levels, ensuring a jitter-free viewing experience.

The Flow Engine is a low level sub-system responsible for achieving the session flow rates imposed by the Flow Optimizer. It advances through disk or cache resident content files and paces the transmission of the video data as bursts over the outgoing transmission control protocol connections linking the server to each player. Incoming status notifications from each player provide any needed feedback on actual flow rates and downstream buffer conditions.

These optimization algorithms enable a single Burstware(R) Server to simultaneously deliver files ranging the full spectrum of encoded bit rates, from ASF files designed for 28.8 modems to MPEG-2 files encoded at 8 Mbps or more, to a wide variety of clients with radically different connectivity and other capabilities, while maintaining the highest quality viewing experience for each client.

Application-Level Quality of Service in Unpredictable Networks

One of the challenges of IP-based video delivery systems is to provide a smooth, uninterrupted video experience in the face of the variable bandwidth capacities and network latencies of a packet-switched network. Traditional streaming solutions, by delivering data just in time for display to the client, are highly sensitive to moment-to-moment variations in the network capacities at each link between the client and server. Whenever bandwidth capacities fall below the encoding rate of the video, even briefly, video quality will suffer.

As described in the above section, Burstware(R) is able to provide a high quality of service by employing a sophisticated client cache-management scheme and delivering video data faster-than-real-time consumption. This application-level quality of service is far less expensive than network-layer quality of service, or QoS, schemes, which require that every router between the client and server be able to guarantee that bandwidth and latency fall within a narrow, specified range. Application-level QoS has the additional advantage of working across network segments that are not capable of providing network-layer QoS.

Application-level QoS also enables the use of higher-quality video encodings across channels with variable bandwidth capacity. Real-time streaming architecture requires that videos be encoded at a rate less than the minimum bandwidth between the client and the server. Burstware(R), on the other hand, is resilient to the average bandwidth between client and server, allowing delivery of higher bit rate encodings.

Network Management Capabilities

A significant barrier to widespread adoption of streaming technologies has been reluctance on the part of network managers to subject their networks to the unpredictable and demanding requirements of traditional streaming solutions. With Burstware(R), bandwidth use can be controlled at various levels, including the entire Burstware domain, an individual Burstware(R) Server or locally on the client side. Bandwidth limits can be adjusted dynamically at runtime, allowing sophisticated traffic shaping over time and space. Content-specific caching and routing controls also provide users with the flexibility needed for today's applications.

Client configuration parameters include those for network optimization and control, content protection, and player behavior. These parameters can be centralized in a web page or customized by individual clients, giving application developers a high degree of control over their video-enabled applications.

Open Architecture

One of the keys to adoption of new technologies is a high degree of interoperability with existing hardware and software. Burstware(R) has been designed from the ground up to have open architecture at every product level, allowing easy integration with a wide variety of third-party solutions.

The ability to interoperate with other applications is accomplished at several different levels. A wide variety of industry-standard players, as well as other applications, can be Burst-enabled using our Player Software Development Kit.
Burst-enabled players retain all of their existing functionality, thus facilitating integration of an existing Windows Media Player web application, for example, to the Burstware(R) delivery system. Integration with third-party automated billing and report generation tools is accomplished with the Burstware(R) Log Toolkit, which provides both an XML-based and an ODBC-based data transfer capability. We also believe that external cache management systems such as those offered by Akamai and Inktomi can integrate with Burstware(R) through our directory-based media management system.

Portability is another important aspect of an open architecture. Burstware(R) is a software-only solution and the Burstware Servers and Conductors are written almost entirely in Java, allowing easy porting as new hardware and OS platforms become available. Additionally, interprocess communication is 100% IP-based and runs on nearly all modern networks, both wired and wireless. This highly portable implementation allows Burstware to take immediate advantage of new advances in hardware such as multiprocessor, multi-NIC, SMP Servers, advanced storage systems and wireless technologies.

Engineering and Product Development

We believe that our future success will depend in large part on our ability to enhance Burstware(R), develop new products, maintain technological leadership and satisfy an evolving range of customer requirements for the delivery of audio and video. Our product development organization is responsible for product architecture, core technology and functionality, product testing, user interface development and expanding Burstware(R) to operate with leading hardware platforms, operating systems, and network and communication protocols. This organization is also responsible for new product development.

During the past three years, we have made substantial investments in product development and related activities ($189,700 in 1997, $800,600 in 1998 and $4,076,700 in 1999). The current version of Burstware(R) has been developed primarily by our internal development staff and, in some instances, with the assistance of external consultants. In March 1998, we released a test version of Burstware(R), followed by subsequent modifications during the year. We released our first commercial Burstware(R) product suite in

February 1999. This release is a client-server software product that manages and optimizes the delivery of high quality video and audio across broadband networks. The servers become intelligent network managers, efficiently allocating bandwidth and scheduling burst delivery of multimedia content among multiple users. Microsoft Corporation's Windows NT/95/98 operating systems are supported on client machines, with Windows NT and Sun Microsystems' Solaris operating systems supported on servers in client-server networks. In August 1999, we released support for the Linux platform in our Version 1.1.3. Also in August 1999, we acquired Timeshift-TV, Inc. in a stock-only transaction from
Richard Lang, our Chairman and CEO, Earl Mincer and Eric Walters, who are employees of ours. Timeshift-TV holds assets, including intellectual property, in the area of time-shifted real-time broadcasting, which we plan to integrate into our advanced video and audio delivery solutions. We also plan to license the Timeshift-TV intellectual property to other parties for various applications. We recorded $1,333,000 in expense for in-process research and development costs purchased in connection with this acquisition. In November 1999, we released the capability to burst-enable to Windows Media Player in Version 1.2.


As of June 30, 2000, our product development organization consisted of 29 individuals. We expect to devote substantial resources to our product development activities, including the continued support of existing and emerging hardware platforms, operating systems, and networking and communication protocols.


The Burstware(R) Partners Program: Building A Solutions-Oriented Platform

Our Burstware(R) Partners Program is designed to create a total systems solution with Burstware(R). The Program forms a network of partners to provide a total systems solution for various vertical application categories. Partners offer Burstware(R)-compatible solutions around their products: encoding, asset management, cataloguing, front-end development, routing/switching, storage solutions, systems integration, set-top implementation, and other specialty applications. Following are some of the partners with whom we are currently working.

Minerva Systems, Inc. is the leading provider of carrier quality video networking platforms and services that enable the delivery of rich-media content over the broadband Internet and intranets. The company combines its unique expertise in video processing and media authoring to scale Internet Protocol, or IP, networks into robust rich-media delivery systems. Minerva delivers end-to-end solutions for a wide range of applications, such as distance learning, corporate training, business-to-business e-commerce, telemedicine, video conferencing and digital television.

Virage is a market leader in video and image search products. The Virage VideoLogger software sets the standard for real-time indexing and distribution of video across the Internet or corporate intranets and has been named the market winner by industry analyst group Frost & Sullivan. Virage customers include ABC News, AltaVista, BBC, CBS News, CNN, CNN Interactive, Compaq,
Federal Bureau of Investigations, General Motors, Harvard Business School, Lockheed Martin, Lucent Technologies, NASA, NBC News, Reuters and several classified U.S. government agencies. These companies rely on the Virage VideoLogger as the critical foundation technology for more effectively deploying video within their operations.

InnovaCom, Inc. is a Silicon Valley manufacturer of video compression based transmission and DVD PreMastering Systems. The company's MPEG-2 based product line targets the digital television, communications and DVD production marketplaces.

Digital OutPost, based in Carlsbad California, is an industry leader in digital video compression and production services. Digital OutPost's services include complete multimedia design and production for DVD Video, DVD-ROM, CD-ROM, Internet and Broadband channels. The Digital OutPost team is a pioneer in the MPEG video compression field. Assembled in 1991 by GTE, Digital OutPost's principals were integral in developing new interactive media technologies from interactive television to CD-ROM video games. Digital OutPost currently serves clientele in the following markets: digital video compression technologies, video on demand, DVD, CD-ROM, broadband and Internet video delivery and digital video production.

Interactive Video Technologies, based in Los Angeles, is a leading provider of video application outsourcing for major corporations and specializes in developing and managing interactive video content to support corporate strategic objectives. The company serves clients in major vertical markets including finance, technology, healthcare, manufacturing, entertainment, and education.

We are committed to offering program participants co-marketing and joint sales opportunities, as well as input in future product directions and priority technical and applications support. Partners will receive certification of Burstware(R) compatibility and opportunities to co-sponsor events and trade show booths, and will benefit from IVT public relations.

Sales and Marketing

Potential customers for our products include any business or other end-user that desires to send, receive or effectively manage high-quality video and audio content over networks. We are focusing our sales efforts in three areas: direct sales, value-added resellers, or VARs, and other distributors, and strategic partnerships.

Our direct sales force is organized into two regions, east and west, including six sales offices. We currently have one general manager, five account executives and five sales engineers in the field and will be continuing to expand the sales force and add additional offices. The primary goals of direct sales are to establish significant reference accounts in each key application and vertical market segment, focusing on enterprise-wide applications, to support existing VARs in their sales efforts and to recruit new VARs.

International  sales will focus on Europe,  the Pacific  Rim,  and  Canada/Latin
America. We have retained the services of EMS, a major sales organization located in the UK, to act as an agent for European sales.

Burstware(R)  products  will be marketed to  businesses  and  end-users  through agreements with major resellers, integrators and service providers, either directly or by incorporating into or bundling with third-party products or services. Targeted markets include corporate communication, education, advertising, entertainment and broadcasting. We are also engaged in developing relationships with strategic partners, including application providers, hardware and software manufacturers who will distribute our products as part of their offerings to end-users.


We do not believe that there is any significant seasonality that would affect sales of our products or services. As of June 30, 2000, there was no backlog of unfilled orders for our products.


Competition

We compete in markets that are rapidly evolving and intensely competitive. We have experienced and expect to continue to experience increasing competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

In addition to us, there are four significant media delivery companies that compete in similar market segments. The Burstware(R) product is priced similarly to products offered by our major competitors, but competition is based primarily on features and functionality. All competitors use real-time streaming technology as opposed to our Faster-Than-Real-Time(TM) solution. RealNetworks and Microsoft have concentrated on the consumer markets, while Tektronix and Cisco are primarily focusing on the business-to-business markets. RealNetworks and Microsoft are moving into the business-to-business markets with large clients such as 3Com and Northrup Grumman. Tektronix and Cisco address the problem of network management, although in a limited fashion. Currently, there is limited competition in the broadband arena. Because of our patent portfolio, we are able to offer unique network efficiency management, scalability and reliability features and functionality, which combine to provide a competitive advantage. While we can deliver multimedia content in a real-time mode, our architecture is ideally suited to capitalize on the growth in broadband networks and inexpensive storage.

RealNetworks

RealSystem G2 is a fully integrated encoder, server, splitter/cache and player system. RealNetworks is dominant in the Internet market and the low bandwidth applications, which have primarily centered around news and entertainment markets. With their dominance in the consumer market and brand awareness, they are gaining ground in the business sector with clients like 3Com, Boeing and General Electric. We believe that RealNetworks' use of real-time streaming technology, its lack of network management and its CODEC-dependence will give us a competitive advantage in the business-to-business market. To effectively deploy RealNetworks for a broadband application, the software must be bundled with Digital BitCasting, and Inktomi (or similar caching product.).

Windows Media

Windows Media Technologies 4.0 provides an end-to-end solution for streaming multimedia, from content authoring to delivery to playback. Microsoft is building brand strength by bundling Windows Media with other Microsoft Products. Windows Media's presence in the business-to-business market is currently not significant. Windows Media Technologies is targeting the streaming audio segment by being the only streaming media platform to feature FM-stereo quality over a modem and improved piracy protection. Like RealNetworks, Microsoft is focusing on the consumer market by attracting content providers rather than developing their media delivery system. Windows Media is relying on streaming technology to deliver video and audio and offers no network management solution. Consumers with the Windows Media Player (a component of Windows Media Technologies) can use the Burst-Enabled(TM) Windows Media Player to increase the content quality, reliability, and the efficiency of their network.

Tektronix

Tektronix has two product lines, Profile video servers and Grass Valley products that provide communication solutions that are used to distribute and store broadcast and post-production information. Tektronix is focusing primarily on Video-Centric LAN/WAN Networking and Broadcast Production Networking. Tektronix is concentrating on the business-to-business markets primarily through value added resellers, direct sales, service providers and Original Equipment Manufacturers. Tektronix does perform minimal network management, but uses streaming technology.

IP/TV

Cisco Systems, Inc.'s IP/TV claims its software offers high-quality video broadcasting and video on demand services, industry-leading management capabilities, built-in scalability, network-friendly technologies such as IP Multicast, and an easy-to-use viewer interface. Cisco's IP/TV servers attempt to provide scalable, turnkey bandwidth-efficient solutions. Their hardware platforms are pre-configured with the IP/TV software, creating a complete network video solution. Cisco's IP/TV is targeting the business-to-business markets. IP/TV is combining streaming technology with its Content Manager to balance loads and to track specific viewing and management functions.

Others

There are other companies who offer streaming media solutions for the Internet and corporate intranets. Many claim to have streaming media solutions for corporate training, distance education, health care, and entertainment. Some companies offer media servers with the ability to stream content to up to 500 desktops at one time. Others offer content management and media players. Burstware(R)'s potential competitors offer no or limited network management.

This is a rapidly evolving market with no barriers to new entrants. Many competitors, current and potential, may have access to more resources than are available to us.

Patents and Trademarks

Our business is highly dependent on our patent portfolio. We have eight U.S. patents. The early patents describe a broad class of systems that allow a user to view, edit, store video information, and send and receive the data associated with that video information over networks in less time than is normally required to view or listen to the content. The later patents describe particular distribution methods designed to deliver video information to remote systems.

Our core patents describe systems that are able to receive a high quality video signal, store received information locally, manipulate that information with editing, processing, compression and decompression tools, display the signal for viewing, and re-send the manipulated information on to other such machine systems in faster-than-real-time. Our current patents will expire on various dates in 2007 through 2016.

We have two Australian patents that which incorporate the subject matter of the first six U.S. patents, one South Korean patent, and one Indian patent. We have filed for a number of additional domestic and international patents.

In addition to protecting the Burstware(R) product offerings, our patents have broader application as various market applications appear, and our potential to license our intellectual property expands into additional vertical market segments.

We view our portfolio as a critical component in gaining relationships with strategic partners, strongly positioning our products' competitive advantage. Potential licensees include companies such as server and client manufacturers, bandwidth providers, content aggregators, copyright owners, and other hardware manufacturers.

We have registered the trademarks "INSTANT VIDEO(R)", "BURSTWARE(R)" and "BURSTAID(R)" in the United States, as well as in certain countries in Europe and Asia.

Employees


As of June 30, 2000 we have 92 full-time employees, of which 29 work in product development, 36 are in sales, marketing and business development and 27 work in administration, finance and operations. We have never experienced a work stoppage and no personnel are represented under collective bargaining agreements.

ITEM 2. FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA


The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The statement of operations and balance sheet data for the year ended December 31, 1995 are derived from financial statements that Evers & Company, Ltd, independent accountants, have audited but are not included in this registration statement. The statement of operations data for the year ended December 31, 1996 and the balance sheet data for December 31, 1996 and 1997 are derived from financial statements that KPMG LLP have audited but are not included in this registration statement. The statement of operations data for each of the two years in the two-year period ended December 31, 1998, and the balance sheet data at December 31, 1998, are derived from financial statements that KPMG LLP, independent accountants, have audited and are included elsewhere in this registration statement. The reports of KPMG LLP contained explanatory paragraphs that state there is substantial doubt about the entity's ability to continue as a going concern. The statement of operations data for the year ended December 31, 1999 and the balance sheet data as of December 31, 1999, including the 1999 proforma, are derived from financial statements audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this registration statement. Historical results are not necessarily indicative of the results to be expected in the future.


                                                        Year Ended December 31,
                                -------------------------------------------------------------------------
                                   1995           1996           1997            1998            1999
                                ----------    -----------    ------------    ------------    ------------
Statement of Operations Data:

Revenue                         $  665,781    $ 1,457,597    $    247,879    $     15,000    $         --
                                ==========    ===========    ============    ============    ============
     Loss from operations       $ (372,254)   $  (346,351)   $ (1,928,637)   $ (4,663,867)   $(11,509,619)
                                ==========    ===========    ============    ============    ============
     Net loss                   $ (456,633)   $  (404,367)   $ (2,062,373)   $ (6,916,420)   $(12,977,729)
                                ==========    ===========    ============    ============    ============
Beneficial conversion feature
of Series B Preferred Stock             --             --              --      (8,762,425)             --
                                ----------    -----------    ------------    ------------    ------------
Net loss applicable to
Common Stockholders             $ (456,633)   $  (404,367)   $ (2,062,373)   $(15,678,845)   $(12,977,729)
                                ==========    ===========    ============    ============    ============
Basic and  diluted net loss
per common share:               $    (0.11)   $     (0.09)   $      (0.39)   $      (2.35)   $      (1.42)
                                ==========    ===========    ============    ============    ============

                                                                December 31,
                            ------------------------------------------------------------------------------------
                               1995           1996          1997           1998          1999      1999 Pro Forma
                            -----------    -----------   -----------    -----------   -----------    -----------
Balance Sheet Data:

Cash and cash equivalents   $     4,346    $   208,613   $    20,551    $ 2,212,141   $   302,979    $13,585,039
Total assets                    238,855        601,182       155,191      3,249,622     1,091,826     14,410,801
Long-term obligations           141,000             --        16,833             --            --             --

Stockholders' equity
(deficit)                    (1,307,057)        60,106      (983,267)     2,793,358     (5464,646)    12,722,414

We have not declared nor paid any cash dividends on our common stock.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect," and words of similar meaning, constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors set forth in other parts of this document.

General

We remain optimistic about our future, but our prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact our customers. Emerging companies are characterized by a high degree of market and financial risk that should be considered in evaluating our financial results and future prospects. To achieve and sustain profitability, we must successfully launch, market, and establish our software products, successfully develop new products and services, meet the demands of our customers, respond quickly to changes in our markets, attract and retain qualified employees, and control expenses and cash usage, as well as continue to attract significant capital investments.

We believe that period-to-period comparisons of our operating results, including our revenues, cost of sales, gross margins, expenses, and capital expenditures may not necessarily provide meaningful results and should not be relied upon as indications of future performance. We do not believe that our historical results are indicative of future growth or trends.

We have incurred significant losses since inception, and as of December 31, 1999, had an accumulated deficit of $37,435,900. There can be no assurance that we will achieve or sustain profitability and we believe that we will incur a net loss in 2000.

Results of Operations

Year ended December 31, 1999 compared to 1998

We had no revenue or cost of revenue for the year ended December 31, 1999 compared with $15,000 revenue for the same period in 1998. These minimal revenues were the result of our redirecting our product and market activity to the Burstware(R) family of products. We released our first product, Burstware(R) Version 1.1, to the public in February 1999 and in November 1999, we released Burstware(R) Version 1.2, which contained the Burst-Enabled(TM)Windows Media Player. In 1999, we recruited key sales, marketing and development contributors and signed six reseller agreements. Customer evaluations were undertaken during the second half of 1999 and initial sales commenced in February 2000.

During the year ended December 31, 1999 costs and expenses increased to $11,509,600 as compared to $4,678,900 during the year ended December 31, 1998. This $6,830,800 increase was a result of an overall expansion in business activity, including growth in the research and development, sales and marketing departments as well as a non-recurring charge to expense related to the acquisition of Timeshift-TV.

The $3,276,200, or 409% increase in Research & Development expenditures, resulted from the ramp-up in preparation for the initial commercial release and development and testing of enhanced features planned for subsequent releases of our product as well as $1,330,000 of in-process research and development acquired from Timeshift-TV which was charged to expense.


At the time of the acquisition, the Company purchased a patent application from Timeshift TV for the invention of an apparatus and method for allowing time-delayed viewing of live broadcast media (both Internet protocol and conventional television) with VCR-type controls such as pause, fast forward, and stop. In addition, the Company acquired: a registered domain name (Timeshift TV.com) together with an application for trademark protection; documents supporting proof of conception pre-dating the existence of other companies with similar products; and drafts for additional derivative patent applications.


The TSTV in process research and development was acquired in order to accomplish three primary objectives.

1) To incorporate TSTV functionality, or elements of the technology, into the Burstware(r) software system for live, multicast and unicast applications. (Development is underway at this writing and should be released sometime in
2000)

2) To develop a set top box software application that integrates TSTV functionality and Burst delivery of digital audio/video content. No timetable for development or release has been set.

3) To license TSTV  technology to third party hardware  manufacturers   (set top
boxes, digital VCR's, digital TVs). We do not anticipate licensing TSTV technology/IP until we have been granted a patent.


We estimate the cost to develop a set top box application to be in the range of $700,000 to $900,000. The cost associated with licensing the technology (item 3) is factored into the overall licensing program budget.

Material risks that may affect the timely completion or commercialization of these projects include competing or alternate solutions offered by significantly larger, established companies with much higher profiles; inability to complete the development work timely due to lack of financial or human resources; and unexpected delays due to technological difficulties which may be encountered to commercialize the products.

The Quality Assurance and Release Management Department was established in 1999 to support subsequent releases of Burstware(R) products. Personnel were added to develop, test and complete documentation of the product releases. Major development activities began in the areas of player scripting, incorporation of a database for replication, and various other features to be included in subsequent releases.

The $3,354,500 or 404% increase in Sales & Marketing was primarily a result of increased expenditures relating to the commercial release of our Burstware(R) product suite. We have added marketing staff and have engaged in a targeted marketing campaign, including print, radio and billboard advertising, public relations, collateral development, and participation in a number of major trade shows. We believe that these promotional activities will allow us to reach specific vertical markets cost-effectively, to support the efforts of the direct sales force, and to generate publicity for us as a whole.

The marketing campaign's objectives are to build brand awareness, facilitate name recognition, educate the market, generate sales leads and develop relationships with technology partners, systems integrators and resellers. These expenditures will continue as part of an overall plan to build upon and expand the brand awareness we have created in the marketplace.

Sales expenditures have increased as a result of the expansion of our sales force in conjunction with the launch of the Burstware(R) suite of products. We currently have a sales and business development office in Southern California, and sales offices in Virginia, Colorado, Michigan, Metropolitan New York and Florida. We have also partnered with The EMS Group, Limited to develop sales and marketing channels in Europe.

We incurred a $200,100, or 7% increase in General and Administrative expense, which resulted from additional personnel, equipment and facilities costs to support the increased operations.

We had a net loss from operations of $11,509,600 during the year ended December 31, 1999, as compared to $4,663,900, a 247% increase over the year ended 1998. The increased loss resulted from the increased expenditures and charges discussed above. Net interest expense was $1,468,100, as compared to $2,252,600 net interest expense for the years ended December 31, 1999 and 1998, respectively. This $784,400 decrease was principally due to the decrease in interest expense associated with debt converted to equity or debt that was retired during the latter part of 1998. In addition, $2,228,900 was charged to interest expense in 1998 for non-cash amounts related to beneficial conversion features, warrants and stock grants issued with debt. In 1999, such non-cash interest charges decreased to $1,397,000

Year ended December 31, 1998 compared to 1997

Revenue

During the year ended December 31, 1998, we earned revenue in the amount of $15,000 compared to $247,900 for 1997. The 1998 revenue was from a single domestic transaction relating to a field trial. Revenue in 1997 was from consulting services for a different domestic customer.

Cost of Revenue

We had no cost of revenue for the year ended December 31, 1998, since the above-mentioned field trial had no costs associated with it. Cost of revenue in 1997 consisted of costs of services related to customization of software for the domestic customer referred to above.

Operating Expenses

Costs and expenses during the year ended December 31, 1998, totaled $4,678,900 as compared to $1,946,300 during 1997. The increase was primarily due to increased software development expense, increased labor expense, increased sales and marketing expenses, and non-cash compensation expense relating to stock options.

Software research and development ("R&D") expenses for 1998 increased 322% from $189,700 in 1997 to $800,600 in 1998. R&D expenditures accounted for 17% of total operating expenses in 1998. All R&D costs have been expensed as incurred since no significant amounts qualified for capitalization. The majority of R&D expenses were labor-related for employee salaries and benefits and expenses for consultants as the result of our decision to expand our internal product development team.

Sales and marketing expenses increased 103% from $408,400 in 1997 to $831,000 in 1998 and accounted for 18% of total operating expenses in 1998. The increase in 1998 was due to expenditures for developing and producing marketing collateral materials, developing a public relations and promotion campaign strategy, travel expenses, and labor expenses due to increased headcount in 1998.

General and administrative expenses increased from $1,348,200 in 1997 to $3,047,300 in 1998 and accounted for 65% of total operating expenses in 1998. The 126% increase from 1997 to 1998 was due to $1,865,200 non-cash, stock-based compensation in addition to increased labor and consultant expenses and increased legal expenses for our patent filings.

Interest Expense

Total interest expense for 1998 was $2,252,600 versus $139,000 in 1997. This 1,520% increase was due to interest expense recognized for beneficial conversion features on notes issued during 1998, discount amortized and interest accrued on these notes during 1998, and interest expense recognized for the fair value of warrants issued upon conversion of these notes and related accrued interest to common and Series B Preferred Stock during 1998. Actual cash expenditures for interest in 1998 totaled $65,900.

Net Loss and Net Loss Applicable to Common Shareholders

We incurred a net loss of $6,916,400 and a net loss to common shareholders of $15,678,800, ($2.35 per common share) for the year ended December 31, 1998, as compared to a net loss and net loss to common shareholders of $2,062,400 ($.39 per share) for 1997. The 1998 loss is primarily caused by minimal revenue, increased operating expenses, non-cash interest expense relating to now retired debt, and compensation expense relating to stock options granted to employees and consultants.

The additional loss of $8,762,400 to common shareholders in 1998 resulted from beneficial conversion terms for our Series B preferred stock. The beneficial conversion feature resulted from price differences between the $2.00 conversion price for the Series B offering and the closing price for our common stock on the dates the Series B preferred stock was purchased. Our Series B preferred stock offering was sold over a period of time, and had a fixed $2.00 per share conversion price, while our common stock price fluctuated widely during that period. Any excess of the closing price of our common stock over the fixed conversion price of our Series B preferred stock on the date of purchase represented a benefit to the purchaser of the Series B preferred stock, and consequently was recognized as a loss due to beneficial conversion feature of Series B convertible Preferred Stock.

LIQUIDITY AND CAPITAL RESOURCES

December 31, 1999 vs. December 31, 1998

Liquidity

Although we have been successful in our fundraising efforts to meet previous operating requirements, there can be no guarantee that we will be successful in future fundraising efforts. In January 2000, we raised $12,853,000 in cash, net of offering costs of $1,046,000 and converted $5,335,000 of debt (including $430,000 in new debt raised in January 2000) , by issuing 4,808,395 shares of our common stock. At the time of this registration statement we had cash reserves of $9 million, which we believe will meet current operating requirements. We are currently in negotiation to obtain additional outside funding. Any new funding raised may have a dilutive effect on our existing shareholders. In the event we are unsuccessful in our additional fundraising efforts and if projected revenues are significantly lower than expected, we would be required to significantly reduce cash outflows through the reduction or elimination of marketing and sales, development, capital, and administrative expenditures, resulting in decreased potential revenue and potential profitability.

We expect to have material capital expenditures for computer and network equipment and software of approximately $1,500,000 in 2000 as we add employees and expand our software, test lab and training capabilities. We will continue to incur increasing research and development costs as we continue to develop our Burstware(R) product line and follow-on products.

Changes in Financial Condition

As of December 31, 1999, the Company had a working capital deficiency of $6,226,500 as compared to working capital of $2,591,900 at December 31, 1998. This $8,818,400 decrease was due to a $2,681,300 reduction in current assets, and an increase in current liabilities of $6,137,100, principally due to an increase in notes payable of $4,812,100. These uses of current assets were partially offset by the $1,537,500 proceeds from the exercise of warrants to purchase our common stock and the $810,000 collection of a receivable related to the issuance of Series B preferred stock.

Net cash used in operating activities totaled $8,476,500 during the year ended December 31, 1999, as compared to net cash used in operating activities of $2,488,800 during the year ended December 31, 1998, principally because of the increase in net loss during 1999.

Net cash used in investing activities during the year ended December 31, 1999 totaled $750,000 as compared to $162,700 during the year ended December 31, 1998 because of the increase in capital purchases (primarily increases in computer equipment) in 1999.

Cash flow provided by financing activities during the year ended December 31, 1999 totaled $7,317,300 as compared to $4,843,000 during the same period in 1998. This increase was primarily as a result of the use of funds to retire debt during 1998. We retired a $22,700 note during the year ended December 31, 1999, while retiring $891,200 in debt during the year ended December 31, 1998, versus the additional proceeds from new debt and equity in 1999 over 1998.

During the year ended December 31, 1999 the Company received $4,905,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the conversion date, or (3) the price agreed in any subsequent private placement financing completed prior to the payment of the note. These notes contained beneficial conversion features which resulted in recording incremental, non-cash interest expense of $1,397,000 during the year ended December 31, 1999. The notes were converted to common stock in January 2000. (See "Item 10. Recent Sales of Unregistered Securities".)

Management expects to continue to incur losses for 2000 as we establish our brand, commence sales and establish market share.

December 31, 1998 vs. December 31, 1997

As of December 31, 1998, we had working capital of $2,591,900 as compared to a working capital deficiency of $1,069,600 at December 31, 1997. The increase was primarily due to cash balances resulting from the sale of Series B Convertible Preferred Stock and warrants that raised $4,210,000 in new funds, as well as the exercise of $750,000 in warrants to purchase Series A convertible preferred stock in 1998.

Cash used in operating activities totaled $2,488,800 during the year ended December 31, 1998, as compared to $1,760,500 during 1997. The 41% increase was primarily a result of increased spending for labor, development, and sales and marketing.

Cash used in investing activities during the year ended December 31, 1998, was $162,700 as compared to $85,400 for 1997. The increase of 91% was due to spending on computer and network equipment.

Cash flows provided by financing activities during the year ended December 31, 1998, were $4,843,000 as compared to $1,657,800 during the year ended December 31,1997. The 192% increase was due to the proceeds from the sale of Series B convertible preferred stock and additional convertible debt and proceeds from the exercise of warrants. We repaid $891,200 of debt in 1998. $500,000 of this amount was for the repayment of the line of credit from Imperial Bank. We raised approximately $6,697,000 of equity in 1998. This is comprised of $750,000 received from the exercise of warrants, $4,210,000 in a private placement of Series B Convertible Preferred Stock and warrants, and $1,737,000 in debt and accrued interest that was converted into equity by the end of 1998.

Deferred Tax Asset Valuation

Because of our history of operating losses, management is unable to determine whether it is more likely than not that deferred tax assets will be realized. Accordingly, a 100% valuation allowance has been provided for all periods presented.

Year 2000 Issues

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the application year. Programs or products that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. In addition, the year 2000 is a leap year, which may also lead to incorrect calculations, functions or systems failure. As a result, this year, computer systems and software used by many companies had to be upgraded to comply with such Year 2000 requirements. In 1998, we began a project to determine if any actions were required regarding date-related effects to: (i) our software products; (ii) our internal operating and desktop computer systems and non-information technology systems; and (iii) the readiness of our third-party vendors and business partners. We formed a team consisting of operations, development, marketing, and finance members to determine the impact of Year 2000 and to take corrective action. We completed testing of our suite of Burstware(R) software products and found no known Year 2000 issues. We have also tested our internal operating and desktop hardware and software and have found that all our software is Year 2000 compliant and appears to have no known Year 2000 issues. We also confirmed with our third-party vendors and business partners to ensure that their software and hardware will not impact our operations. As of the date of this filing, we know of no known Year 2000 issues or problems with our vendors or business partners, nor did we experience any such problems with the advent of the year 2000.

Recently Issued Accounting Standards

In March 1998, The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that certain costs related to the development or purchase if internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of SOP No. 98-1 as of January 1, 1999, did not have a material impact on its results of operations.

The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a certain derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, the reason for holding it. SFAS No. 133, as amended, is effective for years beginning after July 15, 2000. The Company historically has not used derivatives or hedges, and thus believes adoption of this standard will have little or no effect.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 1999 we had approximately $300,000 invested in two different money market funds. The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time achieving a market rate of return without significant risk. Since these funds are available immediately, a 10% movement in market interest rates would not have a material impact on the total fair value of our portfolio as of December 31, 1999.

ITEM 3. PROPERTIES

We presently occupy 12,900 square feet of office space at 500 Sansome Street, Suite 503, San Francisco, California, pursuant to a lease that expires at the end of January 2002. The lease provides for rent of $34,300 per month, fully serviced. We rent approximately 1,200 square feet of office space for our seven regional sales offices, with leases running from month-to-month to August 31, 2000. We believe that our facilities are suitable and adequate for our needs.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to beneficial ownership of our common stock by:

     *    each person who beneficially owns more than 5% of our common stock;
     *    each of our executive officers;
     *    each of our directors;
     *    and all executive officers and directors as a group.


Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Instant Video Technologies, Inc., 500 Sansome Street, Suite 503, San Francisco, CA 94111. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 18,953,065 shares of common stock outstanding on June 30, 2000 together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.


                                                                 Percent of
     Name of Stockholder                     Common Stock          Class
     -------------------                     ------------          -----

     5% Stockholders Entities

          Draysec Finance Limited            2,081,660 (1)         10.70%
          Storie Partners LLP                3,530,000 (2)         18.03%
          Mercer Management                  2,536,774 (3)         12.99%

          Stuart Rudick                      1,533,500 (4)          8.08%
          Special Situations Funds           2,000,000 (5)         10.02%
          Chelsey Capital                    1,500,000 (6)          7.61%
          Baystar Capital                    1,500,000 (7)          7.61%
          Robert London                      1,127,623 (8)          5.88%
          Ravinia Capital                    1,187,000 (9)          6.07%

     Executive Officers and Directors

          Richard Lang                       2,240,888 (10)        11.05%
          O.J. Kilkenny                      1,942,083 (11)        10.05%
          John J. Micek III                    289,166 (12)         1.51%
          Brian Murphy                       2,011,455 (13)        10.37%
          Joseph Barletta                      120,849 (14)          *
          Doug Glen                            177,499 (15)          *
          Tom Koshy                            175,306 (16)          *
          Ed Davis                             107,100 (17)          *
          Kyle Faulkner                        323,249 (18)         1.68%
          David Morgenstein                    578,092 (19)         2.97%
          All officers and directors
          as a group (11 persons)            6,093,810 (20)        27.48%

----------
* Represents less than one percent.

(1) Includes 1,575,769 shares of our common stock, options to purchase 250,000 shares of our common stock and warrants to purchase 46,109 shares of our common stock. Also includes options to purchase 70,205 shares of our common stock held by O.J. Kilkenny and options to purchase 139,577 shares of our common stock held by Brian Murphy, each of whom represent Draysec Finance on our Board of Directors.

(2) Includes 2,900,000 shares held and warrants to purchase 630,000 shares of our common stock.

(3) Includes 1,956,209 shares held and warrants to purchase 580,565 shares of our common stock.

(4) Includes 1,150,000 shares held by Mindful Partners, 175,000 shares held by Rudick Asset Management, 150,000 shares held by Delaware Charter Guaranty Trust Company, 20,000 shares held by Stuart Rudick and 6,000 shares held by Martin Rudick. Also includes warrants to purchase 32,500 shares of our common stock held by Mindful Partners.

(5) Includes 1,000,000 shares of our common stock and warrants to purchase 1,000,000 shares of our common stock.

(6) Includes 750,000 shares of our common stock and warrants to purchase 750,000 shares of our common stock.

(7) Includes 750,000 shares of our common stock and warrants to purchase 750,000 shares of our common stock.

(8) Includes 909,987 shares of our common stock and warrants to purchase 217,636 shares of our common stock.

(9) Includes 593,500 shares of our common stock and warrants to purchase 593,500 shares of our common stock.

(10) Includes 852,346 shares in the name of the Lisa Walters and Richard Lang Revocable Trust, options to purchase 1,196,542 shares of our common stock held by Richard Lang and options to purchase 122,000 shares of our common stock held by Lisa Walters, Mr. Lang's spouse. Also includes 70,000 shares of our common stock held in escrow for Richard Lang pending issuance of a patent applied for in connection with the TimeShift-TV acquisition.

(11) Includes 1,871,878 shares of our common stock held by Draysec Finance and options to purchase70,205 shares of our common stock.

(12) Includes 43,608 shares of our common stock held by Mr. Micek and 62,500 shares of our common stock held by Universal Warranty Corp. Also includes options to purchase 154,683 shares of our common stock held by Mr. Micek, warrants to purchase 6,250 shares of our common stock held by Mr. Micek and warrants to purchase 22,125 shares of our common stock held by Universal Warranty Corp.

(13) Includes 1,970,878 shares of our common stock held beneficially by Draysec Finance and options to purchase 139,577 shares of our common stock held by Mr. Murphy.

(14) Includes 25,000 shares of our common stock held beneficially by Independence Properties' options to purchase 64,599 shares of our common stock held by Mr. Barletta and warrants to purchase 31,250 shares of our common stock held by Independence Properties.

(15) Includes 25,000 shares of our common stock, options to purchase 127,499 shares of our common stock and warrants to purchase 25,000 shares of our common stock.

(16) Includes 66,000 shares of our common stock, options to purchase 99,306 shares of our common stock and warrants to purchase 10,000 shares of our common stock.

(17) Consists of options to purchase 107,100 shares of our common stock.

(18) Includes 62,500 shares of our common stock, options to purchase 198,249 shares of our common stock and warrants to purchase 62,500 shares of our common stock.

(19) Includes 85,000 shares of our common stock, options to purchase 373,092 shares of our common stock and warrants to purchase 120,000 shares of our common stock.

(20) Includes  2,867,723  shares  of  our  common  stock,  options  to  purchase
     2,902,853 shares of our common stock and warrants to purchase 323,234 shares of our common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers, directors and key employees as of June 1, 2000.


Name                            Age      Positions and Offices Held
----                            ---      --------------------------
Richard Lang                    46       Chairman, Chief Executive Officer,
                                         and Director
Doug Glen                       53       President and Director
Thomas Koshy                    62       Chief Operating Officer
Edward H. Davis                 47       General Counsel,  VP of Strategic
                                         Alliances, and Secretary
John C. Lukrich                 47       Chief Financial Officer
Kyle Faulkner                   43       Chief Technology Officer
George Zraick                   47       Vice President of Marketing
David Egan                      42       Vice President of Sales
Trevor Bowen                    51       Director
John J. Micek III (1)(2)        47       Director
Brian Murphy                    44       Director
Joseph Barletta (1)(2)          64       Director



(1) Member of the compensation committee
(2) Member of the audit committee

Key employees are:

Michael Moskowitz               38       Vice President of Business Development
June White                      60       Vice President of Engineering
Suzanne Lentz                   31       Director of Marketing

The following sets forth biographical information as to the business experience of each or our Executive Officers and Directors:

Richard Lang has served as our Chairman, Chief Executive Officer, President and Director since September 1997. From January 31, 1997 through August 1997, Mr. Lang served as one of our directors. Mr. Lang served as our Chairman of the Board and Treasurer until January 31, 1997. He had served as Chairman of the Board, CEO and Treasurer from December 1993 to September 1995 and as a Director since August 1992. He has been a Director of our subsidiary, Explore Technology, Inc., since February 1990, and served as its President from February 1990 to August 1992. Mr. Lang has presided over the development of our patent portfolio. He is the inventor of record for the bulk of our Intellectual Property. Mr. Lang was also a co-founder of Go-Video, Inc., Scottsdale, Arizona and co-inventor of Go-Video's patented dual-deck VCRs. Mr. Lang received his A.A. degree from Scottsdale College.

Douglas Glen has been President since June 2000 and a director since October 1999. Mr. Glen is general partner of Pro Ven Private Equity's Global Rights
Fund, a $250 million investment fund focused on under-exploited brands, copyrights and media properties. Previously, Mr. Glen was senior vice president, chief strategy officer of Mattel, Inc. Before joining Mattel, Mr. Glen was group vice president, business development and strategic planning for Sega of America. Prior to joining Sega, Mr. Glen was general manager of Lucasfilm Games, the consumer software division of George Lucas' entertainment company. Mr. Glen has a Bachelors Degree in Business from Massachusetts Institute of Technology and a Ph.D. from Somerset University

Tom Koshy has served as our Chief Operating Officer since September 1999 and brings 25 years of wide ranging operational and program management experience in the areas of strategic planning, network capacity planning, engineering, software development, technical training, and large engineering and construction projects. For the five year period prior to joining us, Mr. Koshy was employed at MCI Telecommunications, where he was involved in various areas of that company's backbone network and switching, and with the network administration of local access. Mr. Koshy has successfully managed the engineering and implementation of projects ranging in size from $50K to $250M, and has developed organizations to support optimum process flow. Mr. Koshy has a Bachelors degree in Engineering, and Masters degrees in Business Administration and Telecommunications Management.

Edward Davis currently serves as General Counsel, Secretary and Vice President of Strategic Alliances and has been with us since August 1998. Mr. Davis was elected as our Secretary in October 1999. From 1987 to July 1998, Mr. Davis was Corporate Counsel for Pacific Telesis Group. As Corporate Counsel he advised PTG consolidated companies, including Nevada Bell, Tele-TV, Pacific Bell Video Services, Pacific Bell Information Services, and Pacific Bell Directory. He has significant experience in mergers and acquisitions, taxation, intellectual property, and criminal prosecution. He holds a Bachelor of Arts degree in History and Political Science from Gonzaga University; a Juris Doctorate Degree from the University of San Francisco, and a post graduate Masters in Tax from Golden Gate University.

John C. Lukrich became our Chief Financial Officer in June 2000. He has extensive experience in mergers and acquisitions, operations, business development, and venture capital strategies. For ten years beginning in 1982, Mr. Lukrich headed his own accounting software consulting firm, J.C. Lukrich & Co. CPAs, specializing in the selection, implementation and support of software systems for medium size businesses. From 1992 to 1996, Mr. Lukrich served as CFO and Executive Vice President of Great Bear Technology, Inc./StarPress, Inc., publisher and distributor of entertainment and education-based CD-ROM titles. He was responsible for the required filings for the publicly-traded company (GTBR), and for the merger, acquistion, and transition of five software companies into Great Bear. In 1996 he joined Intervista Software, Inc, as CFO and COO, and was later appointed President where he served until 1999. Most recently, Mr. Lukrich served as interim director for RateXchange.com, and as a part of the senior management team with CFO responsibilites for NetAmerica.com (NAMI), an incubator for Internet business-to-business startups. Mr. Lukrich is a CPA, and practiced with Ernst & Young. He received BS degrees in Accounting and in Finance from the University of California, Berkeley and an MBA from Golden Gate University.

Kyle Faulkner currently serves as Chief Technology Officer and has been with us since November 1997. Mr. Faulkner has over 16 years experience in client/server software development, and 4 years experience in hardware development. Mr. Faulkner has been a key contributor on more than 20 commercially successful products, and was on the founding teams at Sybase and Forte Software. From 1995 to November 1997, Mr. Faulkner was an independent contractor for Network Equipment Technologies responsible for that company's core system services for its next generation ATM network switch. Mr. Faulkner received a B.A. in Electrical Engineering and Applied Physics from Case Western University.


George Zraick became our Vice President of Marketing in April 2000. Mr. Zraick has over twenty-five years of marketing and sales experience. Prior to joining Burst.Com, Mr. Zraick served as Vice President Marketing and Sales at CRU/Labtec Technologies from February 1998 to April 2000; from February 1997 to February 1998 he was Corporate Development and Sales Manager at Internex/Concentric; from January 1996 to February 1997 he served as Director of Marketing and North America Sales at C-Net Technology; and from 1989-1995 he served in Director level capacity in the Computer Wholesale Industry with Tech Data Corp., Globelle, and ASI. Mr. Zraick completed coursework towards degree in Engineering from Devry in Chicage II and a Bachelors Degree in Business from the University of Iowa.


David Egan has been our Vice President of Sales since December 1999. Mr. Egan served as Vice President, Sales of Lincoln Software from February 1999 until November 1999. From January 1998 to January 1999, he was Vice President, Sales of ZNYX Corporation, a network Ethernet LAN adapter and software company. From January 1996 until December 1998, Mr. Egan served as President and Chief
Executive Officer of DGE Solutions, an e-commerce hosting company. From July 1993 until December 1995, Mr. Egan was Vice President - Open Systems Sales & Marketing for Hitachi Data Systems. He received his B.A. in Economics from Stanford University.

Trevor Bowen is a partner, with Paul McGuinness, in Principle Management Limited, an artiste management company with offices in Dublin and New York. He was a partner in KPMG for eleven years before joining Paul McGuinness in 1996. Mr. Bowen holds a number of directorships in companies in the media, entertainment and film business. Mr. Bowen also holds a number of non-executive directorships and is Chairman of an international consulting group. Mr. Bowen received a Bachelor of Business Studies degree from Trinity College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland. He has also completed a Corporate Finance Course at Harvard University.


John J. Micek III has been one of our directors since April 1990, Secretary and Treasurer from January 1994 until October, 1999, and served as the Company's
President from April 1990 to August 1992. Mr. Micek currently serves as President of Universal Warranty Insurance located in Palo Alto, California, and Omaha, Nebraska. From 1994 to 1997, Mr. Micek served as general counsel for U.S. Electricar in San Francisco, California. From January 1989 to March 1994, Mr. Micek practiced law in Palo Alto, California. He has served as a Director of Armanino Foods of Distinction, Inc., a publicly-held specialty food manufacturer in Hayward, California, since February 1988. He also serves as a Director of Universal Group, Inc., a Midwest group of insurance companies, and Cole Publishing Company in northern California. He received a Bachelor of Arts Degree in History from the University of Santa Clara and a Juris Doctorate from the University of San Francisco School of Law.


Brian Murphy has been one of our  directors  since January 1997. He is a partner in O.J. Kilkenny & Company, Chartered Accountants specializing in the entertainment industry with offices in London, England and Dublin, Ireland. The firm provides a wide range of services to their clients, consisting of major international entertainment artists, covering all areas of financial management and audit and accountancy advice. Mr. Murphy is involved at the executive level with a number of companies in the media and entertainment business, particularly in the field of digital post-production, film and television. Mr. Murphy received a Bachelors Degree in Commerce from Dublin University, and became a fellow of the Institute of Chartered Accountants in Ireland, England and Wales. Mr. Murphy became one of our directors as representative of Draysec Finance Limited, one of our principal stockholders.


Joseph Barletta has been one of our directors since September 1998. He is of counsel with the firm Seyfarth, Shaw, Fairweather, and Geraldson in San Francisco. He has served as the CEO or COO of six major companies in the media industry including TV Guide magazine, Thomson Newspapers, and the San Francisco Newspaper Agency (Chronicle and Examiner), and he currently sits on the boards of several companies. Mr. Barletta received his Juris Doctor Degree from Duquensne University and Bachelor of Arts Degree from Marietta College.

Douglas Glen has been president since June 2000 and a director since October 1999. Mr. Glen is general partner of Pro Ven Private Equity's Global Rights
Fund, a $250 million investment fund focused on under-exploited brands, copyrights and media properties. Previously, Mr. Glen was senior vice president, chief strategy officer of Mattel, Inc. Before joining Mattel, Mr. Glen was group vice president, business development and strategic planning for Sega of America. Prior to joining Sega, Mr. Glen was general manager of Lucasfilm Games, the consumer software division of George Lucas' entertainment company. Mr. Glen has a Bachelors Degree in Business from Massachusetts Institute of Technology and a Ph.D. from Somerset University

Biographies of our key employees are as follows:

Michael Moskowitz currently serves as Vice President of Business Development and has been with us since July 1999. Dr. Moskowitz has focused on the Business and Technical aspects of transporting video and static images across data networks for over 10 years. Prior to joining us, Dr. Moskowitz had served as a Senior Manager at Silicon Graphics, Inc., or SGI, charged with creating new business opportunities and product directions for their MPEG-2 and streaming media technologies. At SGI, one of Dr. Moskowitz' initial responsibilities centered around the VOD trials at TimeWarner-Orlando, and Cablevision-Long Island. Prior to SGI, Dr. Moskowitz worked on new technologies for transmitting medical images at the University of California, San Francisco. He holds a Ph.D. in Electrical Engineering from Dartmouth College, a Masters Degree from University of Massachusetts, Amherst, and a Bachelor of Science degree in Physics from State University of New York, Binghamton.

June White currently serves as Vice President of Engineering and has been with us since June 1998. Ms. White has managed all aspects of software development for over 20 years, emphasizing on establishing processes that are required to support the product's life cycle. She has been a key contributor to the launch of many new products including Forte's Application Development Environment, ROLM's Phonemail, and Control Data's Operating Systems. Ms. White has built QA and Release Management organizations in order to ship high quality products.

Suzanne Lentz currently serves as Director of Marketing and has been with us since September 1998. Ms. Lentz has extensive marketing and sales experience in emerging and high-tech markets. She was one of the founding employees of AMI's Business

Consulting Group in Hong Kong. Ms. Lentz was also the OEM Sales Manager selling and marketing to a number of semiconductor and laser companies including Applied Materials, Coherent Laser, LAM and Silicon Valley Group. She holds a Bachelor of Science degree in Mechanical Management Engineering from the University of Pacific.

Number of Directors and Directors' Terms of Office

Our by-laws authorize seven directors, and we currently have six directors. All directors hold office until the next annual meeting. No family relationships exist among our officers and directors. In the event our common stock becomes listed on the Nasdaq National Market, our board will be divided into three classes of directors and the members of each class would hold their office for three-year staggered terms. Our certificate of incorporation does not provide for cumulative voting; therefore, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors, if effected as indicated above, and the lack of cumulative voting will make it more difficult for our existing stockholders to replace the board of directors or for another party to obtain control of our company by replacing the board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in our management.

Committees of the Board of Directors

We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, the fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Messrs. Micek and Barletta. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and benefit plans. The compensation committee currently consists of Messrs. Micek and Barletta.

Director Compensation

Our directors do not receive any compensation for their services. Each non employee director is eligible to participate in our Incentive Stock Option plans.

ITEM 6. EXECUTIVE COMPENSATION AND OTHER MATTERS.

The following table sets forth information for services rendered in all capacities for each of the past 3 years for (i) our Chief Executive Officer (ii) and all other executive officers who earned more than $100,000 during the last completed fiscal year.

                           SUMMARY COMPENSATION TABLE

                                      Annual Compensation   Long term compensation
                                       -----------------    ----------------------
   Name and Principal                                        Securities Underlying     All Other
        Position               Year    Salary      Bonus            Options          Compensation
        --------               ----    ------      -----            -------          ------------
Richard Lang, Chairman         1999   $240,000       --                --                 --
of the Board and Chief         1998    170,000       --            1,011,000              --
Executive Officer(1)           1997     32,000       --               27,167              --

Kyle Faulkner, Chief           1999   $206,583    $10,000             50,000              --
Technology Officer             1998     25,000       --              392,000          $283,940 (1)
                               1997                  --                --                6,720 (1)

Thomas Koshy, Chief            1999   $142,000       --              285,000              --
Operating Officer              1998                  --               15,000              --
                               1997                  --                --                 --

Ed Davis, General              1999   $159,375       --                --                 --
Counsel, Vice President        1998     56,250       --              150,000              --
and Secretary                  1997      --          --                --                 --

David Morgenstein,             1999   $135,000       --                --                 --
former Chief Operating         1998     72,500       --              320,000              --
Officer                        1997     60,208       --              122,292              --

(1) Represents payments made to Mr. Faulkner as a contractor prior to employment with the company.

Option/SAR Grants Table

Option grants. The following table sets forth information with respect to stock options granted during 1999 to the executive officers named in the summary compensation table. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option based on assumed rates of stock appreciation of 5% and 10%, compounded annually. We assume that:

     * the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option; and

     * the option is exercised and sold on the last day of its term for the appreciated stock price.

These amounts are based on assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. We have no SAR plans.

                                                             Potential realizable value at assumed
                                                            annual rates of stock price appreciation
                          Individual grants                           for option term ($)
                      -------------------------                 --------------------------------
                                     Percent of
                      Number of        total
                      securities    options/SARs   Exercise
                      underlying     granted to     or base
                     options/SARs   employees in     price      Expiration      5%         10%
      Name            granted(#)    fiscal year     ($/sh)         date         ($)        ($)
      ----            ----------    -----------     ------      ----------    -------    -------
Richard Lang              --             --           --            --          --         --
Thomas Koshy            76,000         5.84%        $ 6.63        04/04       139,213    307,624
                       200,000        15.36%        $ 6.25        08/04       345,352    763,138
Kyle Faulkner           50,000         3.84%        $7.125       11/15/04      98,425    217,494
Edward Davis              --             --           --            --          --         --
David Morganstein         --             --           --            --          --         --

Aggregated option/SAR exercises and fiscal year-end option/SAR value table

The following table sets forth information concerning option exercises and the aggregate value of unexercised options for the year ended December 31, 1999, held by each executive officer named in the summary compensation table above. None of these officers exercised any stock options in 1999.

                     Number of securities underlying     Value of unexercised in-the-money
                   unexercised options at FY-end (#)(1)        options at FY-end ($)
                       ---------------------------          ---------------------------
       Name            Exercisable   Unexercisable          Exercisable   Unexercisable
       ----            -----------   -------------          -----------   -------------
Richard Lang             1,060,417      321,750              6,940,815      1,850,063
Kyle Faulkner              159,708      282,292              1,094,543      1,445,707
Thomas Koshy                76,000      224,000                303,600        647,680
Edward Davis                90,600       59,400                552,089        361,966
David Morgenstein          337,892      104,400              2,249,109        600,300

(1) The value realized on exercised options and the value of unexercised in-the-money options at December 31, 1999 is based on a value of $9.25 per share, the closing bid price of our common stock at December 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the options.

Employment Agreements



We have entered into employment agreements with Richard Lang, our Chairman and Chief Executive Officer, Doug Glen, our President, Thomas Koshy, our Chief Operating Officer, Edward H. Davis, our Vice President of Strategic Alliances, Secretary, and General Counsel, John Lukrich, our Chief Financial Officer, Kyle Faulkner, our Chief Technology Officer, George Zraick, our Vice President of Marketing, and Dave Egan, our Vice President of Sales. Each agreement provides for an initial term of two years. The term of employment will be automatically extended for one additional year at the end of the initial term, unless sooner terminated by us for cause or on three months notice without clause, or by the employee on 90 days notice. If the employee's employment is terminated by us without cause, he is entitled to receive as severance the continuation of his base salary at the then current rate through the later of (i) one-third of the remaining period of the initial term, or (ii) a period of six months from the effective date of termination. In addition to continuation of base salary, one-third of the remaining unvested stock options granted to the employee will vest on the effective date of termination. If the employee is terminated during any extended term for any reason other than cause, he will be entitled to receive continuation of base salary for a period of three months.

The employment agreement with Mr. Lang commenced on June 23, 1998 and provides for a base salary of $20,000 per month. The employment agreement with Mr. Glen Commenced on June 1, 2000 and provides for a base salary of $27,083 per month. The employment agreement with Mr. Koshy commenced on August 16, 1999 and provides for a base salary of $15,000 per month. The employment agreement with Mr. Davis commenced on July 30, 1998 and provides for a base salary of $14,583 per month. The employment agreement with Mr. Lukrich commenced on June 1, 2000 and provides for a base salary of $16,667 per month. The employment agreement with Mr. Faulkner commenced on November 13, 1998 and provides for a base salary of $16,667 per month. The employment agreement with George Zraick commenced on April 11, 2000 and provides for a base salary of $13,333 per month. The employment agreement with Dave Egan commenced on December 15, 1999 and provides for a base salary of $12,000 per month.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

All of the transactions with related parties described in this section are at terms at least as favorable to us as they would be had they been made with unrelated third parties.

Transactions with Draysec Finance Limited (See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 10. Recent Sales of Unregistered Securities").

During 1997, Draysec Finance Limited, one of our principal stockholders, invested $200,000 for the purchase of investment units, consisting of 200,000 shares of our preferred stock and warrants to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998. These warrants were exercised in February 1999. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of $1.00 per share.

In 1998, Draysec Finance provided us loans, in the aggregate principal amount of $50,000, convertible into our common stock at $1.00 per share. These loans included warrants to purchase 10,000 shares of our common stock at $1.00 per share. Draysec Finance loaned us an additional $75,000 in 1998 in the form of a line of credit at an interest rate equal to the prime rate plus 2% and received a warrant to purchase 15,000 shares of our common stock at $2.36 per share.

Also in 1998, Draysec Finance converted $78,596 in debt and accrued interest into 39,298 shares of our preferred stock and warrants to purchase 5,109 shares of our common stock at $2.00 per share Draysec Finance also converted an additional $137,054 of convertible debt and accrued interest into 137,054 shares of our common stock at $1.00 per share.

In February 1999, Draysec Finance exercised the warrants issued in 1997 to purchase 200,000 shares of our common stock for $300,000 cash.

In January 2000, 239,298 shares of preferred stock held by Draysec Finance were converted to 239,298 shares of our common stock in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Mercer Management (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

During 1997, Mercer Management Inc., one of our principal stockholders, converted 300,000 shares of our preferred stock into a like number of shares of our common stock. Also in 1997, Mercer Management invested an additional $200,000 for the purchase of investment units consisting of 200,000 shares of our preferred stock and warrants to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 26, 1998. These warrants were exercised in February 1999.

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our common stock at an exercise price of $1.00 per share.

In 1998, Mercer Management loaned us an additional $525,000. The first $100,000 was in the form of a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. This promissory note was convertible into shares of our common stock at the conversion rate of $1.00 per share. An additional $200,000 was provided in exchange for a second promissory note. This note provided for an interest rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the note included 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of common stock at the exercise price of $1.00 per share. The $200,000 note also provided for an automatic extension through December 31, 1998 for additional consideration in the form of 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of common stock at the exercise price of $1.00 per share. Also in 1998, Mercer Management loaned us an additional $75,000 in the form of a line of credit at prime plus 2% and was granted a warrant to purchase 15,000 shares of our common stock at $2.31 per share. Subsequently in 1998, Mercer provided additional credit of $150,000 at prime plus 2% and was granted a warrant to purchase 30,000 shares of our common stock at $1.70 per share.

Also, during March 1998, Mercer Management elected to exercise its 200,000 warrants to purchase common stock pursuant to an offering by us to reduce the exercise price of said warrants for the period from February 1998 to March 1998 to $.75 per share. As a result of the exercise of these warrants, we received $150,000 from Mercer Management Inc., and Mercer Management was issued an additional 200,000 shares of our common stock. In 1998, Mercer Management converted $431,758 debt and accrued interest into 215,879 shares of our preferred stock and 28,065 warrants to purchase common stock at $2.00 per share.

During 1999, we received $1,550,000 from Mercer Management in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.


In connection with a private placement financing, in January, 2000 all of the Mercer Management notes were converted into 387,500 shares of common stock at a conversion rate of $4.00 per share and warrants to purchase 387500 shares of our common stock at an exercise price of $5.00; and 415,879 shares of Preferred Stock were converted to common stock. (See "Item 10. Recent Sales of Unregistered Securities")


Transactions with Storie Partners LLP (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In February 1996, Storie Partners LLP, one of our principal stockholders, invested $700,000 for the purchase of investment units consisting of 700,000 shares of our preferred stock and warrants to purchase 700,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998.

In April 1997, Storie Partners exercised these warrants to purchase 400,000 shares of common stock for $400,000.

In 1998, Storie Partners 1,000,000 shares of our preferred stock, and warrants to purchase 130,000 additional shares of our common stock at an exercise price of $2.00 per share.

During 1999, we received $2,000,000 from Storie Partners in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

In connection with a private placement financing in January 2000 all of the Storie Partners notes were converted into 500,000 shares of common stock at a conversion rate of $4.00 per share and warrants to purchase shares of our common stock at an exercise price of $5.00 per share; and 1,700,000 shares of preferred stock held by Storie Partners were converted to common stock.(See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Mindful Partners LLP (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, Mindful Partners LLP, an affiliate of Stuart Rudick, one of our principal stockholders, invested $300,000 for the purchase of investment units consisting of 300,000 shares of our preferred stock and warrants to purchase 300,000 shares of our common stock at an exercise price of $1.00 per share. Rudick Asset Management, another affiliate of Mr. Rudick received an additional 100,000 units and warrants to purchase 100,000 shares of common stock at an exercise price of $1.00 per share as a finders' fee relating to the placement of this offering. Additionally, Rudick Asset Management invested $75,000 for investment units consisting of 75,000 shares of preferred stock and warrants to purchase 75,000 shares of common stock at $1.00 per share, issued in the name of Delaware Charter Guaranty Trust Company. Our board of directors extended the exercise date for these warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998.

In 1997, Mindful Partners purchased additional investment units consisting of 150,000 shares of preferred stock and warrants to purchase 150,000 shares of our common stock at $1.00 per share for $150,000.

In 1998, Mindful Partners invested $500,000 for 250,000 shares of our preferred stock, and warrants to purchase 32,500 additional shares of our common stock at $2.00 per share.

In February 1999, Mindful Partners, Rudick Asset Management and Delaware Charter Guaranty Trust Company exercised the warrants issued in 1996 to purchase 450,000, 100,000 and 75,000 shares of our common stock for $675,000, $150,000, and $112,500 in cash, respectively.

In January 2000, 870,000 shares of preferred stock held by Mindful Partners and Rudick Asset Management were converted into 870,000 shares of our common stock in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Robert London (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, Robert London, one of our principal stockholders, invested $100,000 for the purchase of investment units consisting of 100,000 shares of our preferred stock and warrants to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. Our board of directors extended the exercise date for the Warrants to February 1999 and increased the exercise price to $1.50 per share after January 1998.

In 1998, Mr. London invested $500,000 for 250,000 shares of our preferred stock, and warrants to purchase 32,500 additional shares of our common stock at an exercise price of $2.00 per share. Mr. London also provided us with a $225,000 loan convertible into shares of our common stock at $0.75 per share. This loan together with accrued interest was converted into 318,555 shares of common stock in October 1998. Mr. London later provided us with an additional $75,000 and $150,000 in loans in the form of a line of credit at the prime rate plus 2%, and warrants to purchase 15,000 and 30,000 shares of our common stock at $2.31 and $2.15 per share, respectively. Later, Mr. London converted $232,864 in loans and accrued interest into 116,432 shares of our preferred stock and warrants to purchase 5,136 shares of our common stock at an exercise price of $2.00 per share.

During 1999, we received $500,000 from Mr. London in exchange for promissory notes convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

In connection with a private placement financing in January 2000, all of the London notes were converted into 125,000 shares of common stock and warrants to purchase 125,000 shares of our common stock at an exercise price of $5.00 per share; and 366,432 shares of preferred stock held by London were converted into 366,432 shares of our common stock. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Richard Lang (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", "Item 6. Executive Compensation" and "Item
10. Recent Sales of Unregistered Securities").

On August 3, 1999, we acquired Timeshift-TV, Inc. in a stock-only transaction from Richard Lang, our Chairman and CEO, Earl Mincer and Eric Walters, who are employees of ours. Mr. Walters is Mr. Lang's brother in law. Mr. Lang and the other parties were not employed by us at the time they formed Timeshift-TV. Our board of directors unanimously approved our acquisition of Timeshift-TV. Timeshift-TV holds assets, including intellectual property, in the area of time-shifted real-time broadcasting, which we plan to integrate into our advanced video and audio delivery solutions. We also plan to license the Timeshift-TV intellectual property to other parties for various applications.

Transactions with Kyle Faulkner (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", "Item 6. Executive Compensation" and "Item
10. Recent Sales of Unregistered Securities").

Mr. Faulkner, our Chief Technology Officer, was paid fees through his consulting company, DuoDesign, of $6,720 and $283,940 in 1997 and 1998, respectively, prior to his employment with us.

In January 2000, Mr. Faulkner invested $250,000 for 62,500 shares of common stock and 62,500 5-year warrants to purchase shares of common stock for $5.00 per share in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Thomas Koshy (See "Item 4. Security Ownership of Certain Beneficial Owners and Management"and "Item 6. Executive Compensation").

In January 2000, Mr. Koshy, our Chief Operating Officer, invested $40,000 for 10,000 shares of common stock and 10,000 5-year warrants to purchase shares of common stock for $5.00 per share in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Doug Glen (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In January 2000, Mr. Glen, one of our directors, invested $100,000 for 25,000 shares of common stock and 25,000 5-year warrants to purchase shares of common stock for $5.00 per share in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities").

Transactions with John Micek (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In January 2000, Mr. Micek, one of our directors, invested $25,000 for 6,250 shares of common stock and 6,250 5-year warrants to purchase shares of common stock for $5.00 per share in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities").

In December 1999, we received $50,000 from Universal Assurance, of which Mr. Micek is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The Universal notes were subsequently converted to common shares in January.

Transactions with Joseph Barletta (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In January 2000, we received $100,000 from Independence Properties LLC, of which Mr. Barletta, one of our directors, is a principal, in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75%. The conversion rate for the notes was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. The notes were subsequently converted to common shares at the end of January in connection with a private placement financing. (See "Item 10. Recent Sales of Unregistered Securities").

ITEM 8. LEGAL PROCEEDINGS.

We have no material legal proceedings against us or in process nor are we aware of any other legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect.


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

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is traded on the over-the-counter market and is quoted on the NASD's OTC Bulletin Board under the symbol "IVDO". The following table sets forth the closing high and low bid prices of the common stock for the periods indicated. These prices are believed to be representative inter-dealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.

                                                  Bid
                                          --------------------
                   1997                    High          Low
                                          -------      -------
               1st Quarter                $  2.03      $  1.13
               2nd Quarter                $  2.47      $  1.50
               3rd Quarter                $  2.63      $  1.22
               4th Quarter                $  1.94      $  0.75

                   1998

               1st Quarter                $  2.50      $  0.75
               2nd Quarter                $  4.22      $  1.25
               3rd Quarter                $  3.63      $  1.91
               4th Quarter                $  8.38      $  2.00

                   1999

               1st Quarter                $  1.88      $  6.00
               2nd Quarter                $  9.50      $  5.88
               3rd Quarter                $ 9.688      $  5.38
               4th Quarter                $  9.25      $  5.50

                   2000

               1st Quarter                $19.375      $17.125
               2nd Quarter                $ 10.25      $  4.06


The number of holders of record of our $.00001 par value Common Stock at June 30, 2000, was approximately 1,256.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The  sales  of  unregistered   securities   discussed  below  were  exempt  from
registration in reliance on Section 4(2) and Regulation D, Rule 506 of the Securities Act of 1933.

2000:

As of January 31, 2000 we sold 4,808,375 shares of common stock at a purchase price of $4.00 per share, for an aggregate purchase price of $19.2 million. We raised $13.9 million in cash in the offering, and the remaining $5.3 million was conversion of notes payable. In addition to the common shares, purchasers also received warrants to purchase up to an aggregate of 4,808,375 shares of our common stock, at an exercise price of $5.00 per share. The warrants are exercisable for a term of five years from the date of issuance.

                               Cash Purchases

             Investor             Amount Invested    Common Shares     Warrants
             --------               -----------        ---------       ---------
     Special Situations Funds       $ 4,000,000        1,000,000       1,000,000
     Chelsey Capital                  3,000,000          750,000         750,000
     BayStar Capital                  3,000,000          750,000         750,000
     Ravinia Capital Ventures         2,374,000          593,500         593,500
     Erik Franklin                      400,000          100,000         100,000
     Dorothy Lyddon                     200,000           50,000          50,000
     Kyle Faulkner                      250,000           62,500          62,500
     Doug Glen                          100,000           25,000          25,000
     Others (under $100,000)            574,500          143,625         143,625
                                    -----------        ---------       ---------
     Total Cash Purchases           $13,898,500        3,474,625       3,474,625
                                    ===========        =========       =========

                        Conversion of Notes Payable

                                       Notes
             Investor                Converted       Common Shares     Warrants
             --------                ----------        ---------       ---------
     Storie Partners                 $2,000,000          500,000         500,000
     Mercer Management                1,550,000          387,500         387,500
     Reed Slatkin                       520,000          130,000         130,000
     Robert London                      500,000          125,000         125,000

     Independence Properties LLC        100,000           25,000          25,000
                                     ----------        ---------       ---------
     Others (under $100,000)            665,000          166,250         166,250
                                     ----------        ---------       ---------
     Total Note Conversions          $5,335,000        1,333,750       1,333,750
                                     ==========        =========       =========

During January 2000, we received an additional $430,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

1999:

During the period July 1999 through December 31, 1999, we received $4,905,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate was the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, June 30, 1999 vs. December 31, 1998" and "Item 7. Certain Relationships and Related Transactions").

On August 3, 1999, we issued 200,000 shares of common stock in exchange for all of the outstanding stock of Timeshift-TV. We have the option to repurchase 100,000 shares for $10.00 upon the occurrence of certain events. (See "Item 7. Certain Relationships and Related Transactions").

In April, 1999 an employee exercised options to purchase 5,000 and 1,800 shares of our common stock at $0.88 and $1.06 per share, respectively, resulting in $6,300 proceeds to us.

A holder of Series A, (formerly Series F) convertible preferred stock converted 5,000 shares of that stock into 5,000 shares of common stock in February, 1999. (See "Item 7. Certain Relationships and Related Transactions").

From February 10 to February 26, 1999, the holders of our Series A (formerly Series F) convertible preferred stock exercised warrants issued with that stock to purchase 1,025,000 shares of our common stock at $1.50 per share, resulting in cash proceeds of $1,537,500.

In February, 1999, a contractor, Matt Rothman, received 499 shares of common stock for services resulting in $4,054 of compensation expense to us.

Also in February, 1999, Sales Consultants of Columbia, MD received options to purchase 36,000 shares of common stock at $9.72 per share in exchange for services, resulting in compensation expense of $160,588 to us.

In January, 1999, in a series of cashless exercises Imperial Bank exercised 200,000 warrants to purchase 180,488 investment units of Series "A" convertible preferred stock at $1.00 a share. Imperial Bank also exercised 50,000 and 31,250 warrants to purchase 45,152 and 26,122 shares of common stock at prices of $1.00 and $1.60 per share respectively.

In January, 1999, two contractors, subsequently hired as employees received options to purchase 621 and 9,000 shares of common stock at prices of $2.19 and $2.91 per share, respectively in exchange for services rendered, resulting in compensation expense of $26,448 to us.

1998:

As of December 31, 1998, we sold 2,476,609 shares of Series B convertible preferred stock ("Series B"), at a purchase price of $2.00 per share, for an aggregate purchase price of $4.95 million. IVT raised $4.21 million in cash in the offering, and the remaining $743,000 was paid by cancellation of debt. In addition to the Series B, we also issued in the offering warrants to purchase up to an aggregate of 312,960 shares of our common stock, at an exercise price of $2.00 per share. The warrants are exercisable for a term of five years from the date of issuance.

                            Series B - Cash Purchases

                                                       Preferred        Warrant
             Investor              Amount Invested       Shares         Shares
             --------                ----------        ---------       ---------
     Storie Partners                 $2,000,000        1,000,000         130,000
     John Lyddon                        310,000          155,000          20,150
     Robert London                      500,000          250,000          32,500
     Mindful Partners                   500,000          250,000          32,500
     Reed Slatkin                       500,000          250,000          32,500
     Dorothy Lyddon                     100,000           50,000           6,500
     Frank Kramer                       100,000           50,000           6,500
     Keith Koch                         100,000           50,000           6,500
     Universal Warranty Corp.           100,000           50,000           6,500
                                     ----------        ---------       ---------
     TOTAL                           $4,210,000        2,105,000         273,650
                                     ==========        =========       =========

                            Series B - Debt Converted

                                                       Preferred        Warrant
             Investor              Debt Converted        Shares         Shares
             --------                 ---------        ---------       ---------
     Mercer Management                $ 431,758          215,879          28,065
     Robert London                      232,864          116,432          15,136
     Draysec Finance Ltd.                78,596           39,298           5,109
                                      ---------        ---------       ---------
     TOTAL                            $ 743,218          371,609          48,310
                                      =========        =========       =========

In 1998, Mercer Management Inc. loaned us $100,000 in exchange for a six-month promissory note bearing at interest 10.5%. This promissory note provided that Mercer Management a right of conversion at the conversion rate of $1.00 per share.

Also in 1998, David Morgenstein, our former Chief Operating Officer and Mercer Management provided funds of $300,000 and $200,000, respectively, in exchange for promissory notes. These funds were used to retire a line of credit with Imperial Bank. These notes provided for interest at a rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the notes included 60,000 and 40,000 shares, respectively, of the Company's common stock and warrants to purchase an additional 60,000 and 40,000 shares, respectively, of common stock at the exercise price of $1.00 per share. The $500,000 in notes also provided for automatic extensions through December 31, 1998 for additional consideration in the form of 60,000 and 40,000 shares, respectively of our common stock and warrants to purchase additional 60,000 and 40,000 shares, respectively, of Common Stock at the exercise price of $1.00 per share. (See "Item 7. Certain Relationships and Related Transactions").

Also during March 1998, Mercer Management Inc. elected to exercise its 200,000 warrants to purchase common stock associated with Series F (renamed Series A) convertible preferred stock, pursuant to an offering by us to reduce the exercise price of those warrants for the period from February 14, 1998 to March 15, 1998 to $0.75 per share. As a result of the exercise of these warrants, we received $150,000 from Mercer Management Inc., and Mercer Management was issued an additional 200,000 shares of common stock of the Company.

1997:

During 1997, Mercer Management, Mindful Partners and Draysec Finance Limited invested an additional $550,000 for the purchase of 550,000 investment units consisting of Series F (renamed Series A) Convertible Preferred Stock and 550,000 warrants to purchase common stock of our company at $1.00 per share. Additionally, Rudick Asset Management received 100,000 units and 100,000 warrants to purchase our common stock at $1.00 per share as a finders' fee. (See "Item 7. Certain Relationships and Related Transactions").

During 1997, Draysec Finance Limited invested $200,000 for the purchase of 200,000 investment units, consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 200,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to

$1.50 per share after January 26, 1998. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of one dollar per share.

During 1997, Mercer Management Inc. converted its 300,000 shares of Series E Convertible Preferred stock into shares of our Common Stock at the conversion rate of one share of preferred stock to one share of common stock.

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management, Inc. loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management Inc. a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our common stock at the exercise price of $1.00 per share.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.00001 per share. As of June 30, 2000, 18,953,065 shares of common stock were outstanding.


Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition operating results, capital requirements and other factors the board of directors deems relevant. At December 31, 1999, we had an accumulated deficit of approximately $37.4 million and, until this deficit is eliminated, will be prohibited from paying dividends except out of net profits.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law (the"DGCL"), our Certificate of Incorporation provides that any person who was or is or who had agreed to become a director or officer of IVT or who had agreed at the request of IVT to serve as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by IVT to the extent permitted by the DGCL. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation and the relevant provisions of the DGCL shall apply to or have any effect on the right to indemnification permitted or authorized thereunder.

We maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Report of the Auditors and the accompanying financial statements and notes to the financial statements are hereto set forth on pages F-1 through F-16. Financial Statement schedules are not applicable and therefore are omitted.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On December 17, 1999 KPMG LLP, who was previously engaged to audit our financial statements for the years ended December 31, 1997 and 1998 as our independent accountants resigned. During 1997 and 1998 and through the date of resignation, there were no disagreements between us and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their report. The audit reports of KPMG LLP did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainly, audit scope or accounting principles, except as follows: KPMG LLP's independent auditors' report on our consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended, contained a separate paragraph stating that "the Company has suffered recurring losses from operations and has negative cash flow from operating activities, which raise substantial doubt about its ability to continue as a going concern. "Management's plans in regard to these matters include raising sufficient capital to allow the company to complete development and successful commercialization of its products" The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. KPMG advised our Audit Committee in May 1998 regarding certain matters involving internal control that it considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Such matters involved the inappropriate recognition of revenue during the first quarter of 1997 and an alleged misappropriation of funds.

On January 24, 2000 BDO Seidman LLP was engaged as independent accountants to audit our financial statements. BDO Seidman LLP had not been consulted on any application of accounting principles, audit opinion or matters which were previously the subject of disagreements or a reportable event.

We have agreed to indemnify and hold KPMG LLP ("KPMG") harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on our past financial statements included in this registration statement.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Financial Statements

      Independent Auditors' Report (BDO Seidman LLP)                        F-2
      Independent Auditors' Report (KPMG LLP)                               F-3
      Consolidated Balance Sheets                                           F-4
      Consolidated Statements of Operations                                 F-5
      Consolidated Statements of Stockholders' Equity (Deficit)             F-6
      Consolidated Statements of Cash Flows                                 F-7
      Notes to Consolidated Financial Statements                            F-8
      Unaudited Financial Statements for the Quarter ended March 31, 2000   F-17

(b) Exhibits:

EXHIBIT 2: Plan of acquisition, reorganization, arrangement, liquidation, or succession

     2.1* State of Arizona, Articles of Merger of Video Press, Inc. into Explore Technology, dated 12/28/90; Agreement and Plan of Merger dated 8/29/93

     2.2* Action by Unanimous Consent of Board of Directors of Explore Technology, Inc., July 15, 1992

     2.3* Certificate of Merger of Time Shift TV, Inc. into IVT Delaware, Inc. dated July 26, 1999

     2.4* Agreement and Plan of Reorganization between Instant Video Technologies, Inc., IVT, Delaware, and Time Shift TV dated August 3, 1999

EXHIBIT 3: Articles of Incorporation, Bylaws

     3.1.1* Certificate of Incorporation of Catalina Capital Corp. dated April 27, 1990.

     3.1.2* Certificate of Amendment to the Certificate of Incorporation of Catalina Capital Corp. changing its name to Instant Video Technologies, Inc. dated August 17, 1992.

     3.1.3* Amended and Restated Certificate of Incorporation dated January 27, 2000.

     3.2.1* Bylaws of Catalina Capital Corp. dated April 27, 1990; Amendment No. 1 dated April 5, 1993.

     3.3.2*    Amended and Restated Bylaws.

     3.3.3*    Certificate of Status Foreign Corporation dated March 12, 1993.

EXHIBIT 4: Instruments defining rights of holders, including indentures

     4.1*      Prospectus for Catalina Capital Corp. dated October 17, 1990.

     4.2*      SEC Form S-18 for Catalina Capital Corp. dated June 29, 1990.

     4.3* Amendment No. 1 to SEC Form S-18 for Catalina Capital Corp. dated August 10, 1990.

     4.4* Amendment No. 2 to SEC Form S-18 for Catalina Capital Corp. dated September 28, 1990.

     4.5* Certificate of Designation for Catalina Capital Corp. of Series A Preferred Stock dated Aug. 4, 1992.

     4.6* Certificate of Designation for Catalina Capital Corp. of Series B-1, B-2, B-3 and B-4 Convertible Preferred Stock, dated August 4, 1992.

     4.7* Certificate of Designation for Catalina Capital Corp. of Series C Preferred Stock, dated August 4, 1992.

     4.8* Certificate of Designation for Instant Video Technologies, Inc. of Series D Convertible Preferred Stock, dated December 23, 1992.

     4.9* Certificate of Designation for Instant Video Technologies, Inc. of Series E Convertible Preferred Stock, dated May 9, 1995.

     4.10* Certificate of Designation for Instant Video Technologies, Inc. of Series F Convertible Preferred Stock, dated February 13, 1996.

     4.11* Certificate of Designation of Instant Video Technologies, Inc. filing Certificate of Elimination of Series A Preferred Stock, Series B-1, B-2, B-3, B-4 Convertible Preferred Stock, Series C Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock dated November 6, 1998.

     4.12* Amended Certificate of Designation, Statement of Establishing Series F Convertible Preferred Stock AND Certificate of Designation, Statement Establishing Series B Convertible Preferred Stock filed January 1, 1999.

     4.13* Stock Purchase Agreement (Series B Stock) with Exhibit A (Warrant to Purchase Shares of Common Stock), Exhibit B (Certificate of Designation), Exhibit C (Registration Rights Agreement), and Exhibit D (Voting and Right of First Refusal).

     4.14* Unit Purchase Agreement between Instant Video Technologies and Investors (Storie Partners, Mindful Partners-Stuart Rudick, Reed Slatkin, Robert London) dated February 14, 1996.

     4.15* Securities Purchase Agreement by and among the registrant and certain investors dated as of January 27, 2000.

     4.16* Registration Rights Agreement by and among the registrant and certain investors dated as of January 27, 2000.

     4.17* Form of Warrant to purchase shares of common stock issued to certain investors on January 27, 2000.

     4.18* Form of Lock-up Agreement entered into between the registrant and each of certain officers, directors and principal shareholders in January 2000.

EXHIBIT 10: Material Contracts:

     10.1*     RMSI Reseller License Agreement

     10.2*     RMSI End-User Software License Agreement

     10.3*     I-Stream TV Reseller Agreement

     10.4*     Clover Technologies, Inc. Reseller license Agreement

     10.5*     Service Agreement with The EMS Group

     10.6*     Lease at 500  Sansome  Street,  San  Francisco,  CA with ten (10)
               Amendments

     10.7*     Lease for sales office in Livonia, Michigan

     10.8*     Lease for sales office in Golden, Colorado

     10.9*     Lease for sales office in Alexandria, Virginia

     10.10*    Lease for sales office in Mount Holly, New Jersey

     10.11*    Pat Meir Assoc. contract

     Employment Agreements/Offer Letters:

     10.12*    Richard Lang

     10.13*    Thomas Koshy

     10.14*    Edward Davis

     10.15*    Richard Jones

     10.16*    Kyle Faulkner

     10.17*    David Morgenstein

     10.18*    Frank Schwartz

     10.19*    June White

     10.20     Doug Glen

     10.21     George Zraick

     10.22     Dave Egan

     10.23     John Lukrich


EXHIBIT 27 FINANCIAL DATA SCHEDULES

     27.1      For the Quarter ended March 31, 2000

     ----------
     * previously filed.

                                   SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        BURST.COM, INC.

Dated: July 17, 2000                     By /s/ RICHARD LANG
                                           -------------------------------------
                                           Chairman and
                                           Chief Executive Officer

                                 BURST.COM, INC.
                   (FORMERLY INSTANT VIDEO TECHNOLOGIES, INC.)
                                AND SUBSIDIARIES

                        Consolidated Financial Statements



                        December 31, 1997, 1998 and 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Burst.com, Inc. (formerly Instant Video Technologies, Inc.):

We have audited the accompanying consolidated balance sheet of Burst.com, Inc. (formerly Instant Video Technologies, Inc.) and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Burst.com, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        BDO SEIDMAN, LLP

San Francisco, California
March 24, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Instant Video Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of Instant Video Technologies, Inc. and subsidiary (the Company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instant Video Technologies, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters include raising sufficient capital to allow the Company to complete developement and successful commercialization of its products. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


KPMG  LLP
San Francisco, California
March 19, 1999

                                BURST.COM, INC. AND SUBSIDIARIES
                                   Consolidated Balance Sheets
                                                           December  31,              1999
                                                    ----------------------------    (Proforma
                                                        1998            1999          Note 11)
                                                    ------------    ------------    -----------
                                             ASSETS
Current assets:
   Cash and cash equivalents                        $  2,212,141    $    302,979    $13,585,039
   Prepaid expenses                                       26,053          63,893         63,893
   Receivables - Series B Convertible
     Preferred Stock (Note 4)                            810,000              --             --
                                                    ------------    ------------    -----------

         Total current assets                          3,048,194         366,872     13,648,932

Property and equipment, net (Note 2)                     184,616         725,412        725,412

Other assets                                              16,812          36,457         36,457
                                                    ------------    ------------    -----------

                                                    $  3,249,622    $  1,128,741    $14,410,801
                                                    ============    ============    ===========

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

   Notes payable (Notes 3 and 11)                   $     22,736    $  4,834,847    $        --
   Accounts payable                                      252,044       1,384,289      1,384,289
   Accrued expenses (Note 5)                             181,484         208,374        208,374
   Accrued interest (Note 3)                                  --         114,277         44,124
   Deferred revenue                                           --          51,600         51,600
                                                    ------------    ------------    -----------

Total liabilities                                        456,264       6,593,387      1,688,387
                                                    ------------    ------------    -----------

Commitments, contingencies and subsequent events (Notes 6, 8, 10 and 11)

Stockholders' equity/deficit (Notes 4 and 11):
  Convertible Preferred stock, $.00001 par value,
    20,000,000 shares authorized:
      Series A, 2,025,000 and 2,020,000
        shares issued and outstanding
        liquidation preference of $2,025,000
        and $2,020,000 (proforma issued and
        outstanding, zero)                                    20              20             --
      Series B, 2,476,609 shares issued and
        outstanding, Liquidation preference of
        $18,574,568 and $20,803,516
        (proforma issued and outstanding, zero)               25              25             --
  Common stock, $.00001 par value, 100,000,000
        shares authorized; 7,940,966 and 9,535,527
        shares issued and outstanding (proforma
        issued and outstanding, 18,840,511 shares)            79              95            188
  Additional paid in capital                          27,251,399      31,971,108     50,158,120

  Accumulated deficit                                (24,458,165)    (37,435,894)   (37,435,894)
                                                    ------------    ------------    -----------

     Stockholders' equity (deficit)                    2,793,358      (5,464,646)    12,722,414
                                                    ------------    ------------    -----------

                                                    $  3,249,622    $  1,128,741    $14,410,801
                                                    ============    ============    ===========

See accompanying notes to consolidated financial statements

                                BURST.COM, INC. AND SUBSIDIARIES

                              Consolidated Statements of Operations

                                                                  Years ended December 31,
                                                        -------------------------------------------
                                                            1997           1998            1999
                                                        -----------    ------------    ------------
Revenue (Note 8)                                        $   247,879    $     15,000    $         --
Cost of revenues                                            230,210              --              --
                                                        -----------    ------------    ------------
                                                             17,669          15,000              --
                                                        -----------    ------------    ------------
Costs and expenses:
  Research and development, including
    $1,330,000 in purchased  research
    and development costs
    paid to a related party in 1999 (Note 4)                189,719         800,567       4,076,732
  Sales and marketing                                       408,369         830,998       4,185,517
  General and administrative                              1,348,218       3,047,302       3,247,370
                                                        -----------    ------------    ------------
    Total costs and expenses                              1,946,306       4,678,867      11,509,619
                                                        -----------    ------------    ------------
    Loss from operations                                 (1,928,637)     (4,663,867)    (11,509,619)
                                                        -----------    ------------    ------------
Other income (expense):
  Interest, net                                            (139,013)     (2,252,553)     (1,468,110)
  Other income, net                                           5,277              --              --
                                                        -----------    ------------    ------------
    Total other expense                                    (133,736)     (2,252,553)     (1,468,110)
                                                        -----------    ------------    ------------
    Net loss                                            $(2,062,373)   $ (6,916,420)   $(12,977,729)
                                                        ===========    ============    ============
Net loss applicable to Common Stockholders:
  Net Loss                                              $(2,062,373)   $ (6,916,420)   $(12,977,729)
  Beneficial conversion feature of
    Series B Preferred Stock                                     --      (8,762,425)             --
                                                        -----------    ------------    ------------
  Net loss applicable to Common Stockholders            $(2,062,373)   $(15,678,845)   $(12,977,729)
                                                        ===========    ============    ============

Basic and diluted net loss per common share             $     (0.39)   $      (2.35)   $      (1.42)
                                                        ===========    ============    ============
Weighted Average Shares used in per share computation     5,259,304       6,658,738       9,121,647

See accompanying notes to consolidated financial statements.

                                                 BURST.COM, INC. AND SUBSIDIARIES
                                     Consolidated Statements of Stockholders' Equity (Deficit)

(Notes 3, 4 and 11)                         Common Stock        Preferred Stock       Additional
                                         ------------------   --------------------      Paid-in     Accumulated
                                          Shares     Amount     Shares      Amount      Capital       deficit          Total
                                         ---------   ------   ----------    ------    -----------   ------------    ------------
Balance at December 31, 1996             4,803,553   $   50    1,975,000    $   20    $ 6,776,983   $ (6,716,947)   $     60,106
Preferred stock offering                        --       --      650,000         7        549,993             --         550,000
Exercise of warrants                       400,000        4           --        --        399,996             --         400,000
Value assigned to warrants
  upon issuance of debt                         --       --           --        --         69,000             --          69,000
Conversion of preferred stock
  to common stock                          500,000        5     (500,000)       (5)            --             --              --

Net loss                                        --       --           --        --             --     (2,062,373)     (2,062,373)
                                         ---------   ------   ----------    ------    -----------   ------------    ------------
Balance at December 31, 1997             5,703,553       59    2,125,000        22      7,795,972     (8,779,320)       (983,267)

Series B Preferred Stock issuances              --       --    2,105,000        21      3,873,979             --       3,874,000

Warrants issued in connection
  with the issuance of Series B
  Preferred Stock                               --       --           --        --        336,000             --         336,000

Common stock issuance                       14,921       --           --        --         10,000             --          10,000

Exercise of stock options                  139,501        1           --        --      1,138,951             --       1,138,952

Exercise of warrants                       700,000        6           --        --        749,994             --         750,000

Conversion of debt and
  accrued interest                       1,082,991       10      371,609         3      1,736,983             --       1,736,996

Warrants issued upon conversion of
convertible debt                                --       --           --        --        172,000             --         172,000

Value assigned to warrants, stock
grants, and beneficial conversion
feature upon issuance of debt              200,000        2           --        --      1,947,369             --       1,947,371

Stock options issued for services
performed                                       --       --           --        --        727,726             --         727,726

Conversion of Series A Preferred
  Stock to common stock                    100,000        1     (100,000)       (1)            --             --              --

Beneficial conversion feature of
  Series B Preferred Stock                      --       --           --        --      8,762,425     (8,762,425)             --

Net loss                                        --       --           --        --             --     (6,916,420)     (6,916,420)
                                         ---------   ------   ----------    ------    -----------   ------------    ------------
Balance at December 31, 1998             7,940,966       79    4,501,609        45     27,251,399    (24,458,165)      2,793,358

Exercise of stock options                  111,800        1           --        --        112,549             --         112,550

Exercise of warrants                     1,277,262       13           --        --      1,537,487             --       1,537,500

Value assigned to warrants and
beneficial conversion feature upon
issuance of debt                                --       --           --        --      1,467,146             --       1,467,146

Stock issued for services performed            499       --           --        --          4,054             --           4,054

Stock options issued for services
performed                                       --       --           --        --        268,475             --         268,475

Conversion of Series A Preferred Stock
to common stock                              5,000       --       (5,000)       --             --             --              --

Purchased research and development
costs                                      200,000        2           --        --      1,329,998             --       1,330,000

Net loss                                        --       --           --        --             --    (12,977,729)    (12,977,729)
                                         ---------   ------   ----------    ------    -----------   ------------    ------------
Balance at December 31, 1999             9,535,527   $   95    4,496,609    $   45    $31,971,108   $ 37,435,894)   $ (5,464,646)
                                         =========   ======   ==========    ======    ===========   ============    ============

See accompanying notes to consolidated financial statements

                                BURST.COM, INC.AND SUBSIDIARIES
                             Consolidated Statements of Cash Flows

                                                              Years ended December 31,
                                                    ------------------------------------------
                                                        1997           1998           1999
                                                    -----------    -----------    ------------
Cash flows from operating activities:
  Net loss                                          $(2,062,373)   $(6,916,420)   $(12,977,729)
  Adjustments to reconcile net loss to
    net cash used in operating activities
    Depreciation and amortization                        92,176         58,531         209,198
    Loss on disposal of equipment                         5,275          5,133              --
    Write off patent costs and other assets              95,735             --              --
    Non-cash interest expense                            69,000      2,228,940       1,396,993
    Stock options issued for services
      performed                                              --        727,726         272,529
    Compensation from cashless exercise
      of stock options                                       --      1,137,499              --
    Purchased research and development                       --             --       1,330,000
    Payment of legal fees by issuance of
      note payable                                           --             --          25,000

  Changes in operating assets and liabilities:
    Accounts receivable                                   1,421             --              --
    Costs and estimated earnings in excess of
      billings on uncompleted contracts                 136,400             --              --
    Prepaid expenses                                      6,982          5,407         (37,840)
    Other assets                                         35,101            757         (19,645)
    Accounts payable                                    (94,237)       218,018       1,132,245
    Accrued expenses                                    (59,218)        88,702          26,890
    Accrued interest                                     13,231        (43,044)        114,277
    Deferred revenue                                         --             --          51,600
                                                    -----------    -----------    ------------
      Net cash used in operating activities          (1,760,507)    (2,488,751)     (8,476,482)

    Cash flows from investing activities:
      Purchases of property and equipment               (85,367)      (162,669)       (749,994)
                                                    -----------    -----------    ------------
    Cash flows from financing activities:
      Payment of receivables from Series B
        Convertible Stock offering                           --             --         810,000
      Proceeds from sale of stock                       550,000      3,410,000              --
      Proceeds from exercise of warrants
        and stock options                               400,000        751,453       1,650,050
      Proceeds from debt                              1,054,210      1,572,736       4,880,000
      Repayment of debt                                (346,398)      (891,179)        (22,736)
                                                    -----------    -----------    ------------
        Net cash provided by financing activities     1,657,812      4,843,010       7,317,314
                                                    -----------    -----------    ------------

Increase (decrease) in cash and cash equivalents       (188,062)     2,191,590      (1,909,162)
Cash and cash equivalents, beginning of year            208,613         20,551       2,212,141
                                                    -----------    -----------    ------------
Cash and cash equivalents, end of year              $    20,551    $ 2,212,141    $    302,979
                                                    ===========    ===========    ============
Supplemental disclosure of cash flow information:

  Cash paid for state franchise tax                 $       800    $       800    $        800
                                                    ===========    ===========    ============
  Cash paid for interest                            $    56,782    $    65,935    $      7,374
                                                    ===========    ===========    ============

Supplemental schedule of non-cash investing and financing activities:

In 1999, six notes payable issued in exchange for $335,000 were issued with front end warrants resulting in a discount to notes payable of $70,153.

In 1999, 5,000 shares of Series A (formerly Series F) Preferred Stock was converted into 5,000 shares of common stock.

In 1998 Series B Convertible Stock was sold for $810,000 not collected until January 1999.

In 1998, debt and accrued interest of $1,736,996 was converted to Series B Preferred Stock and common stock.

In 1998, 100,000 shares of Series A Convertible Preferred Stock was converted to 100,000 shares of common stock.

In 1997, 500,000 shares of Series E Preferred Stock was converted to 500,000 shares of Common Stock.

See accompanying notes to consolidated financial statements.

                        BURST.COM, INC. AND SUBSIDIARIES
          (formerly Instant Video Technologies, Inc. and Subsidiaries)
                   Notes to Consolidated Financial Statements


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CHANGE OF NAME

     On January 27, 2000 the Company changed its name from Instant Video Technologies, Inc. to Burst.com, Inc.

     DESCRIPTION OF BUSINESS

     Burst.com, Inc., formerly Instant Video Technologies, Inc. (the Company), licenses burst transmission software for use within commercial, multimedia and interactive environments. The burst technology allows for time compression and burst transmission of video/audio programming that results in time-savings, network efficiency and superior quality products.

     BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, Explore Technology, Inc. and Timeshift-TV. All significant intercompany transactions and accounts have been eliminated in consolidation.

     CASH EQUIVALENTS

     Cash equivalents consist of money market accounts and other highly liquid investments with an original maturity of three months or less.

     REVENUE RECOGNITION

     In 1997, the Company primarily derived its revenues from custom software license fees and professional services. License fees and services were recognized as revenue ratably over the license or service period. The Company's revenue in 1998 consisted of one, non-recurring sale of test software that was recognized upon delivery.

     Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 97-2, which provided revised guidance for recognizing revenue on certain software transactions. No revenue is recognized until evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Adoption of the new SOP had no effect on recognition of revenue, results of operations or financial position.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years.

     RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. To date, such conditions have not been satisfied, and, accordingly, all software engineering and development costs have been expensed as incurred. See note 4 for certain in-process research and development purchased in 1999.

     ADVERTISING COSTS

     The Company expenses advertising costs as incurred. The Company incurred $582,700 of advertising expense in 1999 and none in 1998 and 1997.

     INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and, their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     LOSS PER SHARE AND DILUTIVE SECURITIES

     Basic net loss per share is based on the weighted average number of shares of common stock outstanding. Diluted net loss per share is based on the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options and warrant outstanding using the treasury stock method.

     The following table sets forth the computation of basic and diluted net loss per shared for the periods indicated:

                                              Years ended December 31,
                                    -------------------------------------------
                                        1997           1998            1999
                                    -----------    ------------    ------------
     Numerator:

     Net loss applicable to
       common shareholders          $(2,062,373)   $(15,678,845)   $(12,977,729)

     Denominator:
     Weighted average shares          5,259,304       6,658,738       9,121,647

     Net loss per share:
     Basic and diluted              $     (0.39)   $      (2.35)   $      (1.42)
                                    ===========    ============    ============

The following is a summary of the securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would be antidilutive.

                                                   Years ended December 31,
                                             -----------------------------------
                                               1997         1998         1999
                                             ---------   ----------   ----------
     Convertible Preferred                   2,125,000    4,501,609    4,496,609

     Options                                 2,538,630    6,289,263    6,925,863

     Warrants                                1,961,000    2,010,210      905,384

     Convertible debt                          303,206           --           --
                                             ---------   ----------   ----------
     Total                                   6,927,836   12,801,082   12,327,856
                                             =========   ==========   ==========

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash equivalents, accounts receivable, accounts payable, and debt. The Company believes the reported amounts of its financial instruments approximates fair value, based upon the short maturity of cash equivalents, accounts receivable and payable and based on the current rates available to the Company or similar debt issuer.

     STOCK-BASED COMPENSATION

     The Company accounts for its stock based compensation plans for employees using the intrinsic value method as described in Accounting Principles Board Opinion (APB) No. 25 "Stock Based Compensation" as permitted by Statement of the Financial Accounting Standards Board (SFAS) No. 123 "Accounting for Stock-Based Compensation." As such, compensation expense is recorded if on the measurement date, which is generally the date of grant, the current fair value of the underlying stock exceeds the exercise price.

     The equity instruments issued to non-employees are accounted for at fair value. The fair value of the equity instrument is determined using either the fair value of the underlying stock or the Black-Scholes option pricing model.

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The Company's most significant estimates are those related to the valuation of stock, stock options and warrants in connection with equity and financing transactions.

     COMPREHENSIVE INCOME

     The Company has no component of comprehensive income other than its reported amounts of net loss applicable to holders of common stock.

     RECLASSIFICATIONS

     Certain   items  have  been   reclassified   to  conform  to  current  year
     presentation.

(2)  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              December 31,
                                                         ----------------------
                                                            1998         1999
                                                         ---------    ---------
     Computer equipment                                  $ 192,816    $ 671,870
     Furniture                                              18,627       55,666
     Office equipment                                        4,459        7,867
     Software                                               22,016       95,724
     Trade show booth                                           --       92,637
     Leasehold improvements                                  8,270       72,417
                                                         ---------    ---------

                                                           246,188      996,181
     Less accumulated depreciation                         (61,572)    (270,769)
                                                         ---------    ---------

                                                         $ 184,616    $ 725,412
                                                         =========    =========

(3)  DEBT

                                                             December 31,
                                                       ------------------------
                                                          1998         1999
                                                       ----------   -----------
                  NOTES PAYABLE

     7.75% notes payable to Storie Partners,           $       --   $ 2,000,000
     interest and principal due in varying
     amounts July through October, 2000

     7.75% notes payable to Mercer Management,                 --     1,350,000
     Inc., interest and principal due in
     varying amounts September through
     December, 2000

     7.75% note payable to Reed Slatkin,                       --       520,000
     interest and principal due July, 2000

     7.75% note payable to Robert S. London,                   --       500,000
     interest and principal due July, 2000

     7.75% note payable to Don Renkie Investment               --       110,000
     Group, interest and
     principal due December, 2000 (*)

     7.75% note payable to Shirley Reynolds Rock,              --       100,000
     interest and principal due September, 2000

     7.75% note payable to Dana Reynolds Rock,                 --       100,000
     interest and principal due September, 2000

     7.75% note payable to Frank Kramer, interest              --        75,000
     and principal due December, 2000 (*)

     7.75% note payable to Universal Assurors                  --        50,000
     Agency, Inc., interest and principal due
     April, 2000 (*)

     7.75% note payable to Keith Koch, interest                --        50,000
     and principal due December, 2000 (*)

     7.75% note payable to Robert Walter, interest             --        25,000
     and principal due December, 2000 (*)

     7.75% note payable to Bay Venture Counsel,                --        25,000
     interest and principal due December, 2000 (*)

     Other                                                 22,736            --
                                                       ----------   -----------
                                                           22,736     4,905,000

     Less unamortized original issue discount                  --       (70,153)

                                                       ----------   -----------
                                                       $   22,736   $ 4,834,847
                                                       ==========   ===========

     All of the notes issued during 1999 are convertible  into common stock (see
     Note 4) at a price which shall be the lower of: (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. Accordingly, interest expense of $1,396,993 has been recorded for the beneficial conversion feature of these notes. In addition six (*) of the notes payable issued in exchange for $335,000 were issued with 20,936 warrants to purchase common stock at $5 per share, resulting in a discount to notes payable of $70,153 based on the fair value of the warrants issued. All notes outstanding at December 31, 1999 were converted into common stock in January 2000 (see Note 11).

     During 1998, the Company issued 10-1/2% notes totaling $1,550,000 plus accrued interest. Certain of these notes contained beneficial conversion features allowing immediate conversion to common and Series B Convertible Preferred Stock (Series B Preferred Stock) at below-market rates. Similar beneficial conversion features were later added to the remaining notes. Additionally, 200,000 shares of common stock, plus warrants to purchase 335,000 shares of common stock at $1.00 to $2.36 per share, were granted to various noteholders. Accordingly, $1,947,400 was charged to interest expense for the beneficial conversion features and the fair value of the stock and warrants issued, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 53%, expected dividend yield 0%, risk free interest rate of 5.5%, and an expected lives of 2.5 to 3.0 years.

     During 1998, the 10-1/2% notes plus accrued interest of $164,200 were converted into 1,082,991 and 371,609 shares of common stock and Series B Preferred Stock, respectively (see Note 4). In connection with this conversion, the noteholders received warrants to purchase 48,310 shares of common stock at $2.00 per share, expiring in December 2001. Accordingly, the resulting $172,000 value of the warrants was charged to interest expense, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 134%, expected dividend yield 0%, risk free interest rate of 4.61%, and an expected life of 2.0 years.

(4)  EQUITY

     Convertible Preferred Stock (see also Common Stock below)

     In February 1996, the Company amended its articles of incorporation and authorized the issuance of up to 5,000,000 shares of Series F Convertible Preferred Stock and warrants to purchase common stock of the Company. As a result, the Company obtained financing in the net amount of $1,475,000 in 1996 and $550,000 in 1997 of Series F Convertible Preferred Stock and warrants to purchase 2,025,000 shares of common stock of the Company at $1 per share. In 1998, Series F was renamed Series A Convertible Preferred Stock (Series A Preferred Stock).

     The price of each share of Series A Preferred Stock was $1.00 and may be converted into one share of the Company's common stock. The exercise price of the common stock warrants is $1.00 per share. The offering grants the investors the right to appoint two directors, certain registration rights, and the right of first refusal on new finance offerings for a limited period of time.

     During 1998, when the market prices of common stock ranged from $3.19 to $8.44 per share, the Company issued 2,105,000 shares of $0.01 par value Series B Preferred Stock, with warrants to purchase 321,960 shares of the Company's common stock at $2.00 per share. As a result, the Company recorded a charge to accumulated deficit of $8,762,425 for this beneficial conversion feature. The Company received cash proceeds of $4,210,000. Out of the total cash proceeds, $810,000 was collected subsequent to December 31, 1998 at various dates between January 4 and January 8, 1999 and thus was recorded as a receivable as of December 31, 1998. The issued preferred stock can be converted into shares of common stock on a one for one basis.

     The preferred stock agreements provide for the holders of preferred stock to participate in dividends as and if declared on common and preferred stock and the right to elect one director to the Company's board of Directors. The preferred stockholders have the right to convert their shares into the Company's common stock on a 1 for 1 basis and have liquidation preference increasing over time from $7.50 to $9.30 per share after 3 years. The preferred stock has antidilution provisions and registration rights.

     Common Stock

     During 1998,  $72,300,  $488,700 and $375,000 of convertible debt (see Note
     3) and accrued interest of $56,800 were converted to common stock at conversion prices of $2.00, $1.00, and $0.75 per share, respectively. Another $725,000 of convertible debt and accrued interest of $19,200 was converted to Series B Preferred Stock at $2.00 per share. In connection with the conversions to Series B Preferred Stock, the Company granted the noteholders 48,310 warrants to purchase common stock at $2.00 per share (see Note 3).

     During 1999 the Company issued 499 shares of common stock to a contractor in lieu of services performed. An expense of $4,054 was recorded as sales and marketing expense, based on the fair value of the shares issued.


     During 1999, the Company acquired all the stock of a privately held Delaware corporation Timeshift TV, Inc. ("Timeshift TV") in order to obtain certain intellectual property and patent application rights owned by Timeshift TV. Timeshift TV had no active business operations; the intellectual properties were its sole assets. There were no liabilities assumed in the transaction. The consideration of 200,000 shares of the Company's common stock was valued at $6.65 per share, which approximated the trading value of the stock on the OTC market, for a total of $1,330,000. Since the technology acquired had not yet reached technological feasibility, the entire amount was expensed as in-process research and development. Timeshift TV was owned at the time of purchase by the Company's CEO and two of the Company's management employees.


     Warrants

     At December 31, 1999, warrants are outstanding as follows:

     Warrants issued upon 1998 issuance of convertible debt,
     $2.00 per share                                                    382,000

     Warrants issued upon 1998 conversion of convertible debt
     to Series B Preferred Stock, $2.00 per share                        48,310

     Warrants issued upon 1998 sale of Series B Preferred Stock,
     $2.00 per share                                                    273,650

     Warrants issued upon 1999 conversion of Series A Preferred
     Stock to Common stock, $1.50 per share                             180,488

     Warrants issued upon 1999 issuance of convertible debt,
     $5.00 per share                                                     20,936
                                                                        -------
                                                                        905,384
                                                                        =======

     During 1999 the Company issued debt of $4,905,000, in the form of notes payable, containing a beneficial conversion feature which resulted in the Company recording an interest expense of $1,396,993 (see Note 3). Certain of these notes were issued with warrants covering 20,936 shares of common stock with a strike price of $5.00, expiring in five years. This resulted in an additional expense to the Company of $70,153 based on the fair value of the warrants issued, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 117%, expected dividend yield 0%, risk free interst rate of 6.10%, and an expected life of 2.5 year.

     Stock Options

     On November 6, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 3,500,000 shares has been reserved for issuance under the plan.

     On April 29, 1998 the Board of Directors adopted the 1998 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 4,000,000 shares have been reserved for issuance under the plan.

     On August 23, 1999, the Board of Directors adopted the 1999 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 3,000,000 shares have been reserved for issuance under the plan.

     During 1998, the Company issued stock options in lieu of cash for services performed, covering approximately 550,000 shares of the Company's common stock at exercise prices ranging from $1.00 to $3.50 per share, expiring between September 2000 and December 2003. $727,726 was recorded as a general and administrative expense based on the fair value of the stock options issued. The per share weighted average fair value of stock options granted during 1998 was $1.73, calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 136%, expected dividend yield of 0%, risk free interest rate of 5.05%, and an expected life of 1.5 years.

     During 1999, the Company issued stock options in lieu of cash for services performed, covering 120,621 shares of the Company's common stock at exercise prices ranging from $2.19 to $9.72 per share, expiring between February 2000 and December 2004. $105,805 was recorded as a general and administrative expense, $160,588 was recorded as a sales and marketing expense and $2,082 was recorded as a research and development expense based on the fair value of the stock options issued. The per share weighted average fair value of stock options granted during 1999 was $5.23 calculated on the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 117%, expected dividend yield of 0%, risk free interest rate of 5.08%, and an expected life of 1.5 years.


     Stock option activity for 1997, 1998 and 1999 follows:

                                                                    Weighted
                                                 Number of           Average
                                                  Shares          Exercise Price
                                                  ------          --------------
     Balance on December 31, 1996                2,864,774           $   1.52
     Options granted                               286,356               1.00
     Options forfeited                            (500,000)              1.00
     Options expired                              (112,500)              1.39
                                                 ---------           --------

     Balance on December 31, 1997                2,538,630               1.85
     Options granted                             4,117,101               3.01
     Options exercised                            (139,501)              2.28
     Options expired                              (105,719)              2.65
     Options forfeited                            (121,248)              1.56
                                                 ---------           --------

     Balance on December 31, 1998                6,289,263               2.52

     Options granted                             1,302,000               6.65
     Options exercised                            (111,800)              1.01
     Options expired                              (200,000)              1.00
     Options forfeited                            (353,600)              2.78
                                                 ---------           --------

     Balance on December 31, 1999                6,925,863           $   3.36
                                                 =========           ========

Stock options outstanding and exercisable at December 31, 1999 from the 1992, 1998 and 1999 Plans consisted of:

                                   Outstanding                              Exercisable
                        ----------------------------------       -----------------------------------
                                                    Weighted                                  Weighted
                                       Weighted      Average                    Weighted       Average
                          Shares        Average     Remaining      Shares        Average      Remaining
     Price              Outstanding      Price        Life       Outstanding      Price         Life
     -----              -----------      -----        ----       -----------      -----         ----
 $0.90 - $1.00          1,453,580        $1.00        4.90        1,453,580       $1.00         4.90
 $1.37 - $2.91          1,166,556        $2.15        3.42          917,538       $2.11         3.34
 $3.00 - $3.16            371,327        $3.07        3.62          176,126       $3.08         3.63
         $3.50          2,375,400        $3.50        3.51        1,497,031       $3.50         3.47
 $3.75 - $9.72          1,559,000        $6.31        4.35          478,083       $4.70         3.98
                        ---------        -----        ----       ----------       -----         ----
Total $0.90 to $9.72    6,925,863        $3.36        3.98        4,522,358       $2.53         3.96
                        =========        =====        ====        =========       =====         ====

     The Company accounts for employee and director stock options under the intrinsic value method permitted by APB No. 25. Had the Company determined compensation cost based on the fair value at the grant date for its stock options consistent with the fair value method described in SFAS No. 123, the Company's net loss applicable to common stockholders and net loss per share would have been increased to pro forma amounts indicated below:

                                              Years ended December 31,
                                    -------------------------------------------
                                       1997           1998            1999
                                    -----------    ------------    ------------
     Net loss applicable to
     common shareholders, as
     reported                       $(2,062,373)   $(15,678,845)   $(12,977,729)

       Pro forma                    $(2,071,358)   $(16,960,138)   $(17,356,452)

     Net loss per share as
     reported                       $     (0.39)   $      (2.35)   $      (1.42)

       Pro forma                    $     (0.39)   $      (2.55)   $      (1.90)

(5)  ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                          December 31,
                                                      -------------------
                                                        1998       1999
                                                      --------   --------
     Employee benefits                                $ 64,711   $163,828
     Professional services                             116,773     44,546
                                                      --------   --------
     Total                                            $181,484   $208,374
                                                      ========   ========

(6)  LEASE COMMITMENTS

     The Company leases its office space under an operating lease expiring in 2002.

                                                    Years ended December 31,
                                                -------------------------------
                                                  1997        1998       1999
                                                --------   ---------   --------

     Rent expense                               $ 91,000   $ 104,969   $299,077
                                                ========   =========   ========

     The following is a summary of future minimum lease payments for operating leases at December 31, 1999:

                                                               Operating
     Years Ending December 31:                                  Leases
     -------------------------                                  ------
     2000                                                      $442,100
     2001                                                       439,600
     2002                                                        36,000
                                                               --------
     Total lease payments                                      $917,700
                                                               ========

(7)  INCOME TAXES

     At December 31, 1999 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $21,329,000 and $9,522,000 respectively, which, are available to offset future taxable income, if any, through 2019 and 2004, respectively.

     Actual income tax benefit differs from the benefit expected by applying the federal statutory rate of 34% to pretax loss as follows:

                                                 Years ended December 31,
                                        ---------------------------------------
                                           1997         1998           1999
                                        ---------    -----------    -----------
     Expected tax benefit               $(701,000)   $(2,352,000)   $(4,412,000)

     State tax benefit, net of
     federal effect                       (61,000)      (207,000)      (715,000)
     Non deductible equity
     adjustment                                --             --        442,000

     Research and experimentation
     credit                                (4,000)       (31,000)      (289,000)
     Increase in valuation
     allowance                            589,000      2,250,000      4,096,000
     Other                                177,000        340,000       (878,000)
                                        ---------    -----------    -----------
     Actual tax benefit                 $      --    $        --    $        --
                                        =========    ===========    ===========

     The temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                            December 31,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
     Deferred tax assets:
        Net operating loss carryforwards
         for income taxes                            $ 5,068,400    $ 7,807,400
        Accruals                                          10,400         62,500
        Capitalized research and experimentation              --        984,400
        Research and experimentation credit
          carryforward                                   137,100        449,900
        Patents                                           43,500         41,500
                                                     -----------    -----------

              Total gross deferred tax assets          5,259,400      9,345,700


     Less valuation allowance                         (5,247,800)    (9,343,600)
                                                     -----------    -----------

              Net deferred tax assets                     11,600          2,100
                                                     -----------    -----------
     Deferred tax liabilities-depreciation and
     amortization                                        (11,600)        (2,100)
                                                     -----------    -----------

              Net deferred tax assets                $        --    $        --
                                                     ===========    ===========

     The net change in the valuation allowance for 1997, 1998 and 1999 was an increase of $589,100, $2,250,300 and $4,095,800, respectively. In assessing the amount of deferred tax assets to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management cannot determine at this time that the deferred tax assets are more likely to be realized than not; accordingly, a full valuation allowance has been established.

     The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change," as defined by the Internal Revenue Code. All federal and state net operating loss carryforwards are subject to limitation as a result of these restrictions. If there should be a subsequent ownership change, as defined, the Company's ability to utilize its carryforwards could be reduced.

(8)  CONCENTRATIONS AND SEGMENT DISCLOSURES

     The Company's primary source of future revenue is from the licensing of burst technology and the Company's eventual success will be largely dependent on this product. Changes in desirability of the product in the marketplace may significantly affect the Company's future operating results.

     The Company operates in one segment and, accordingly only enterprise-wide disclosure is presented. The Company recognized no foreign revenues in 1997, 1998 or 1999.

(9)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that certain costs related to the development or purchase if internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of SOP No. 98-1 as of January 1, 1999, did not have a material impact on its results of operations

     The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a certain derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, the reason for holding it. SFAS No. 133, as amended, is effective for years beginning after July 15, 2000. The Company historically has not used derivatives or hedges and thus believes adoption of this standard will have little or no effect.

(10) LEGAL SETTLEMENT

     In October of 1996, the Company entered into a settlement agreement with certain investors in connection with the Company's Series F convertible stock financing pursuant to a consulting agreement. The settlement required the Company to pay $110,000. In October 1997 the amounts outstanding were consolidated into one convertible promissory note maturing on March 31, 1999. Monthly payments of principal and interest were made on this note through November 1998, at which time the remaining balance of $24,333 was converted into common stock.

(11) SUBSEQUENT EVENTS


     During January, 2000 the Company received $430,000 evidenced by notes payable convertible into common stock, due in one year. The conversion rate was the same as the convertible notes issued in 1999 (see Note 3). Upon completion of the private placement discussed in the following paragraph, these and all other notes currently outstanding (see Note 3), totaling $5,335,000, were converted as of January 31, 2000. The conversion price was $4.00 per share of common stock plus one warrant per share of common stock acquired by conversion. Each warrant has an exercise price of $5.00 and expires 5 years from the date of issue. The beneficial conversion feature associated with these notes was not material.


     The Company completed a purchase and sales agreement of its common stock in January 2000. In addition to the conversion of notes outstanding referred to above, the Company received $13,898,500 in cash from various investors, including some directors and employees of the company, in exchange for 4,808,375 shares of common stock and 4,808,375 warrants to purchase common stock, offset by approximately $1,046,000 in transactions costs. The price per share of common stock was $4.00. Each warrant is exercisable for one share of common stock at an exercise price of $5.00 per share and expires 5 years from the date of issue. Compensation expense of $79,313 was recorded as a result of sales of 158,625 shares of stock and issuance of 158,625 warrants to employees. The fair market of each warrant was determined to be $.62, calculated using the minimum present value method assuming an interest rate of 6.10% and an estimated life of 30 months. the compensation expense of $79,313 represents the excess of the fair market value of both the stock and warrants over the price paid.

     At the same time, conditioned on the closing of the above private placement financing, all holders of preferred stock agreed to exchange their preferred stock for common stock at a 1:1 conversion. The proforma column of the accompanying balance sheets gives effect to these transactions as if they had occurred on December 31, 1999. The following table summarizes the capitalization of the Company before and after these events.

                                                Outstanding Fully Diluted Shares
                                                --------------------------------
                                                     Prior to         After
                                                   Financing &     Financing &
                                                   Conversion      Conversion
                                                   ----------      ----------
     Common stock                                   9,535,527      18,840,511
     Preferred Series A                             2,020,000              --
     Preferred Series B                             2,476,609              --
     Stock Options                                  6,954,020       6,954,020
     Warrants                                         921,006       5,828,251
                                                   ----------      ----------

     Total Fully Diluted Shares                    21,907,162      31,622,782
                                                   ==========      ==========

     The Company granted options to purchase 90,250 shares of common stock to employees on February 1, 2000. Of these options, options to purchase 45,125 shares were issued with an exercise price of $4.00 per share and expire on April 30, 2000. The remaining options to purchase 45,125 shares were issued with an exercise price of $5.00 per share and expire 5 years from the issue date. To the extent that any of the options with an exercise price of $4.00 per share are not exercised by April 30, 2000, then options to purchase a equal number of shares at an exercise price of $5.00 will terminate. As a result of these grants, the Company recorded compensation expense of $22,563.



                        BURST.COM, INC. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheet
                                 March 31, 2000
                                   (Unaudited)

                                              ASSETS
Current assets:
   Cash and cash equivalents                                         $  9,549,325
   Accounts receivable, net                                               361,987
   Prepaid expenses and other current assets                              221,997
                                                                     ------------

         Total current assets                                          10,133,309

Property and equipment, net                                             1,056,307

Other assets                                                               40,105
                                                                     ------------

         Total assets                                                $ 11,229,721
                                                                     ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable                                                     $       --
   Accounts payable                                                     1,218,856
   Accrued expenses                                                       545,190
   Accrued interest                                                       145,905
   Deferred revenue                                                       378,275
                                                                     ------------

         Total liabilities                                              2,288,226

Stockholders' equity:
   Preferred stock, $.00001 par value, 20,000,000
   shares authorized:
     Series A, 2,020,000 shares issued and outstanding
       in 1999                                                               --
     Series B, 2,476,609 shares issued and outstanding
       in 1999                                                               --
   Common  stock, $.00001 par value, 100,000,000 shares
    authorized; 18,953,065 and 9,535,527 shares issued and
    outstanding in 2000 and 1999, respectively                                188
   Additional paid-in capital                                          50,176,341
   Accumulated deficit                                                (41,235,034)
                                                                     ------------

         Total stockholders' equity                                     8,941,495
                                                                     ------------

         Total liabilities and stockholders' equity                  $ 11,229,721
                                                                     ============

See accompanying notes to condensed consolidated financial statements.

                        BURST.COM, INC. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                    For the Three Months Ended March 31, 2000
                                   (Unaudited)


Revenue                                            $     75,012
Cost of revenues                                         30,271
                                                   ------------
                                                         44,741
                                                   ------------
Costs and expenses:
   Research and development                             933,975
   Sales and marketing                                1,727,283
   General and administrative                         1,151,649
                                                   ------------

         Total costs and expenses                     3,812,907
                                                   ------------

         Loss from operations                        (3,768,166)
                                                   ------------

Other income (expense):
   Interest expense                                     (32,484)
   Interest income                                      104,030
   Other, net                                          (102,520)
                                                   ------------

         Total other income (expense),  net             (30,974)
                                                   ------------

         Net loss                                    (3,799,140)

Accumulated deficit, beginning of the period        (37,435,894)
                                                   ------------

Accumulated deficit, end of period                 $(41,235,034)
                                                   ============

Basic and diluted net loss per common share        $      (0.24)
                                                   ============

Shares used in per share computation                 15,938,027
                                                   ============

See accompanying notes to condensed consolidated financial statements

                        BURST.COM, INC. AND SUBSIDIARIES
       Condensed Consolidated Statements of Stockholders' Equity (Deficit)
                    For the Three Months Ended March 31, 2000
                                   (Unaudited)

                                                                                         Additional
                                              Common Stock         Preferred Stock        Paid-in      Accumulated
                                            Shares     Amount     Shares       Amount     Capital        deficit        Total
                                        ------------ --------- ------------  ---------  ------------  ------------  ------------
Balance at December 31, 1999               9,535,527 $      95    4,496,609  $      45  $ 31,971,108  $(37,435,894) $ (5,464,646)

Common stock offering                      3,474,625        35         --         --      13,898,465          --      13,898,500


Exercise of stock options                    112,554      --           --         --          45,000          --          45,000

Non-cash compensation related to
February 1, 2000 options                        --        --           --         --          22,563          --          22,563

Non-cash compensation related to sale
of common stock to employees                    --        --           --         --          77,726          --          77,726

Transaction costs related to common
stock offering                                  --        --           --         --      (1,103,355)         --      (1,103,355)

Conversion of debt to common stock         1,333,750        13         --         --       5,334,987          --       5,335,000

Write-off of convertible note discount          --        --           --         --         (70,153)         --         (70,153)

Conversion of preferred stock to common    4,496,609        45   (4,496,609)       (45)         --            --            --

Net loss                                        --        --           --         --            --      (3,799,140)   (3,799,140)
                                        ------------ --------- ------------  ---------  ------------  ------------  ------------

Balance at March 31, 2000                 18,953,065 $     188         --    $    --    $ 50,176,341  $(41,235,034) $  8,941,495
                                        ============ ========= ============  =========  ============  ============  ============

See accompanying notes to condensed consolidated financial statements

                                      F-19

                        BURST.COM, INC. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
                    For the Three Months Ended March 31, 2000
                                   (Unaudited)


Cash flows from operating activities:
   Net loss                                                                    $ (3,799,140)
   Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization                                                 95,425
       Non-cash compensation expense related to sale of stock to employees           77,726
       Stock option compensation                                                     22,563
   Changes in operating assets and liabilities:
       Accounts receivable                                                         (361,987)
       Prepaid expenses and other current assets                                   (161,752)
       Accounts payable                                                            (165,433)
       Accrued expenses                                                             336,816
       Accrued interest                                                              31,628
       Deferred revenue                                                             326,675
                                                                               ------------

             Net cash used in operating activities                               (3,597,479)
                                                                               ------------

Cash flows from investing activities:
   Purchases of property and equipment                                             (426,320)
                                                                               ------------

Cash flows from financing activities:
   Payment of receivables from Series B Convertible Stock offering                     --
   Proceeds from sale of common stock                                            12,795,145
   Proceeds from convertible debt                                                   430,000
   Proceeds from exercise of warrants and stock options                              45,000
   Repayment of debt                                                                   --
                                                                               ------------

             Net cash provided by financing activities                           13,270,145
                                                                               ------------

Increase in cash and cash equivalents                                             9,246,346

Cash and cash equivalents, beginning of period                                      302,979
                                                                               ------------

Cash and cash equivalents, end of period                                       $  9,549,325
                                                                               ============

See accompanying notes to condensed consolidated financial statements

                        BURST.COM, INC. AND SUBSIDIARIES
           Condensed Consolidated Statements of Cash Flows, Continued
               For the Three Months Ended March 31, 2000
                                   (Unaudited)


Supplemental disclosure of cash flow information:

   Cash paid for state franchise tax                      $      850
                                                          ==========

   Cash paid for interest                                 $     --
                                                          ==========

Supplemental schedule of non-cash financing activities:

Debt converted into 1,333,750 shares of common stock      $5,335,000


See accompanying notes to condensed consolidated financial statements.

                        BURST.COM, INC. AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

(1) CHANGE OF NAME

    On January 27, 2000 the Company changed its name from Instant Video Technologies, Inc. to Burst.com, Inc.

(2) BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, Explore Technology, Inc. and Timeshift-TV. All significant intercompany transactions and accounts have been eliminated in consolidation.

(3) INTERIM FINANCIAL INFORMATION

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions for Form 10-Q and Article 10 of Regulation S-X. In the Company's opinion, the financial statements include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary to fairly state the Company's financial position and the results of operations and cash flows. The balance sheet at December 31, 1999, has been derived from the audited financial statements at that date but does not include all of the necessary informational disclosures and footnotes as required by generally accepted accounting principles. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Amended Form 10 filed April 13, 2000 and other documents filed with the Securities and Exchange Commission. The results of the Company's operations for any interim period are not necessarily indicative of the results of the Company's operations for any other interim period or for a full fiscal year.

(4) NOTES PAYABLE

    During January, 2000 the Company received $430,000 evidenced by notes payable convertible into common stock, due in one year. The conversion rate was the lower of: (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. Upon completion of the private placement discussed in Note 5 below, these and all other notes outstanding, totaling $5,335,000, were converted into 1,333,750 shares of common stock as of January 31, 2000. The conversion price was $4.00 per share of common stock plus one warrant per share of common stock acquired by conversion. Each warrant has an exercise price of $5.00 and expires 5 years from the date of issue.

(5) EQUITY FINANCING

    The Company completed a sale of its common stock and warrants to purchase common stock in January 2000. In addition to the conversion of notes outstanding referred to above, the Company received $13,898,500 in cash from various investors, including some directors and employees of the company, in exchange for 4,808,375 shares of common stock and 4,808,375 warrants to purchase common stock, offset by approximately $1,103,000 in transactions costs. The price per share of common stock was $4.00, which included the issuance of one warrant for each share of stock sold. Each warrant is exercisable for one share of common stock at an exercise price of $5.00 per share and expires 5 years from the date of issue. Compensation expense of $77,726 was recorded as a result of sales of stock to employees for the excess of fair value over the price paid. In connection with the offering, 98,870 five-year warrants to purchase common stock at $8.4375 per share were issued to the placement agent.

    During 2000, 104,645 options and during 1999, 281,250 warrants granted to non-employees in connection with previous equity transactions were exercised to purchase 94,711 and 252,262 shares of common stock in cashless exercises, respectively.

(6) PREFERRED STOCK

    Concurrently with and conditioned on the closing of the equity financing described in Note 5 above, all holders of preferred stock converted their shares of preferred stock into common stock at a 1:1 conversion ratio. As a result, 2,020,000 shares of Series A preferred stock and 2,476,609 shares of Series B preferred stock were converted into 4,496,609 shares of common stock.

(7) STOCK OPTIONS

    The Company granted options to purchase 90,250 shares of common stock to employees on February 1, 2000. Of these options, options to purchase 45,125 shares were issued with an exercise price of $4.00 per share and expiring on April 30, 2000. The remaining options to purchase 45,125 shares were issued with an exercise price of $5.00 per share and expire 5 years from the issue date. To the extent that any of the options with an exercise price of $4.00 per share are not exercised by April 30, 2000, then options to purchase an equal number of shares at an exercise price of $5.00 will terminate. As a result of these grants, the Company recorded compensation expense of $22,563 for the excess of the fair value over the exercise price.